Exhibit 99.2

FIRSTSERVICE CORPORATION
FIRSTSERVICE DELAWARE, LP

NOTE AND GUARANTEE AGREEMENT

Dated as of April 1, 2005

U.S.$100,000,000 5.44% Guaranteed Senior Secured Notes due April 1, 2015

i

			Page
25.	OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS.		56
26.	MISCELLANEOUS.		56
	26.1.	Successors and Assigns.	56
	26.2.	Payments Due on Non-Business Days.	56
	26.3.	Severability.	57
	26.4.	Construction.	57
	26.5.	Statement of Interest Rate.	57
	26.6.	Counterparts.	57
	26.7.	Governing Law.	57

Schedules and Exhibits

Tab A:	Schedule A	-	Information Relating to Purchasers
Tab B:	Schedule B	-	Defined Terms
Tab C:	Schedule 4.9	-	Changes in Corporate Structure
	Schedule 4.12	-	Filings and Recordings
	Schedule 5.3	-	Disclosure Materials
	Schedule 5.4(a)	-	Subsidiaries and Ownership of Subsidiary Stock
	Schedule 5.4(b)	-	Company Organizational Chart
	Schedule 5.4(d)	-	Restrictive Agreements
	Schedule 5.5	-	Financial Statements
	Schedule 5.8	-	Certain Litigation
	Schedule 5.11	-	Patents, etc.
	Schedule 5.14	-	Use of Proceeds
	Schedule 5.15	-	Existing Indebtedness/Liens
	Schedule 5.21	-	Security Documents
Tab D:	Exhibit 1	-	Form of 5.44% Guaranteed Senior Secured Note due April 1, 2015
	Exhibit 1-A	-	Form of Guarantee
Tab E:	Exhibit 4.4(a)(i)	-	Matters to be Covered in Opinion of U.S. Counsel for the Obligors and the Subsidiary Guarantors
Tab F:	Exhibit 4.4(a)(ii)	-	Matters to be Covered in Opinion of Canadian Counsel for the Obligors and the Subsidiary Guarantors
Tab G:	Exhibit 4.4(a)(iii)	-	Matters to be Covered in Opinions of Local Counsel for the Obligors and the Subsidiary Guarantors
Tab H:	Exhibit 4.4(b)	-	Form of Opinion of Special U.S. Counsel for the Purchasers
Tab I:	Exhibit 4.4(c)	-	Form of Opinion of Special Canadian Counsel for the Purchasers
Tab J:	Exhibit 4.11(a)-1	-	Form of Subsidiary Guarantee (U.S. Guarantors)
	Exhibit 4.11(a)-2	-	Form of Subsidiary Guarantee (Canadian Guarantors)
Tab K:	Exhibit 4.11(b)	-	Form of Undertaking to Secure

v

FIRSTSERVICE CORPORATION
1140 Bay Street, Suite 4000
Toronto, Ontario
Canada M5S 2B4

FIRSTSERVICE DELAWARE, LP
1526 Braken Avenue
Wellington, Delaware
United States of America 19808

5.44% Guaranteed Senior Secured Notes due April 1, 2015

As of April 1, 2005

To each of the purchasers listed
in the attached Schedule A:

Ladies and Gentlemen:

FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (or any successor thereto that shall have become such in the manner prescribed in Section 10.2, the “Company”), and FIRSTSERVICE DELAWARE, LP, a limited partnership organized under the laws of the state of Delaware (or any successor thereto that shall have become such in the manner prescribed in Section 10.2, the “Guarantor” and, together with the Company, the “Obligors”), agree with each of the purchasers set forth on Schedule A attached hereto (each, a “Purchaser” and, collectively, the “Purchasers”) as follows:

1.	AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of U.S.$100,000,000 aggregate principal amount of its 5.44% Guaranteed Senior Secured Notes due April 1, 2015 (including any amendments, restatement or modifications from time to time, the “Notes”, such term to include any such notes issued in substitution therefor or replacement thereof pursuant to Section 15). The Notes shall be substantially in the form set out in Exhibit 1, with such changes therefrom, if any, as may be approved by each Purchaser and the Company. Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement; and references to a “Section” are, unless otherwise specified, references to a Section of this Agreement. The Notes will be secured by the Collateral, all as provided in the Security Documents.

Payment of the principal of, and Make-Whole Amount (if any) and interest on, the Notes and other amounts owing hereunder shall be unconditionally guaranteed by the Guarantor as provided in Section 14 (and each Note will have the guarantee (each, a “Guarantee” and, collectively, the “Guarantees”) of the Guarantor endorsed thereon in the form set out in Exhibit 1-A).

2.	SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount specified below such Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof. The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3.	CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Bingham McCutchen LLP, One State Street, Hartford, CT 06013, at 10:00 a.m., New York City time, at a closing (the “Closing”) on April 1, 2005, or on such other Business Day thereafter as may be agreed upon by the Obligors and the Purchasers. At the Closing, the Company will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least U.S.$100,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser’s name (or in the name of such Purchaser’s nominee), with the Guarantee of the Guarantor endorsed thereon, against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to account number.

If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at such Purchaser’s election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4.	CONDITIONS TO CLOSING.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

4.1.    Representations and Warranties.

The representations and warranties of the Obligors and the Subsidiary Guarantors in each Financing Document shall be correct when made and at the time of the Closing.

4.2.    Performance; No Default.

Each Obligor and each of the Subsidiary Guarantors shall have performed and complied with all agreements and conditions contained in each Financing Document required to be performed or complied with by such Obligor or such Subsidiary Guarantor prior to or at the Closing and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Schedule 5.14) no Default or Event of Default shall have occurred and be continuing. Neither Obligor nor any Subsidiary shall have entered into any transaction since March 31, 2004 that would have been prohibited by Section 10.1 or 10.9 hereof had such Sections applied since such date.

4.3.    Compliance Certificates.

(a)    Officer’s Certificate. Each Obligor shall have delivered to such Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b)    Secretary’s Certificate. Each Obligor and each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of its (or in the case of the Guarantor, the General Partner’s) Secretary or Assistant Secretary, dated the date of the Closing, certifying as to the resolutions attached thereto and other corporate or partnership (as applicable) proceedings relating to the authorization, execution and delivery of each Financing Document to which such Obligor or Subsidiary Guarantor is a party.

4.4.    Opinions of Counsel.

Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing (a) from (i) Shearman & Sterling, U.S. counsel for the Obligors and the Subsidiary Guarantors, (ii) Fogler Rubinoff LLP, Canadian counsel for the Obligors and the Subsidiary Guarantors and (iii) local counsel for the Obligors and the Subsidiary Guarantors in applicable jurisdictions (which counsel shall be reasonably acceptable to the Purchasers), covering the matters set forth in Exhibit 4.4(a)(i), 4.4(a)(ii) and 4.4(a)(iii), respectively, (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers); (b) from Bingham McCutchen LLP, the Purchasers’ special U.S. counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request; and (c) from Gowling Lafleur Henderson LLP, the Purchasers’ special Canadian counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(c) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

4.5.    Purchase Permitted By Applicable Law, etc.

On the date of the Closing such Purchaser’s purchase of Notes and all other proceedings taken in connection with the transactions contemplated by this Agreement and the other Financing Documents shall (i) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as Section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (iii) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by such Purchaser, such Purchaser shall have received an Officer’s

Certificate from the Company certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.6.    Sale of Other Notes.

Contemporaneously with the Closing the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule A.

4.7.    Payment of Special Counsel Fees, etc.

Without limiting the provisions of Section 17.1, the Obligors shall have paid on or before the Closing any fees due and owing to the Collateral Agent and the reasonable fees, charges and disbursements of the Purchasers’ special United States and Canadian counsel referred to in Sections 4.4(b) and 4.4(c) to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing. In addition, all taxes due in connection with the preparation, execution, delivery, filing, recordation, registration and notarization of any Financing Document or any document furnished under or in connection with any Financing Document shall have been paid in full by the Obligors and such Purchaser shall have received evidence thereof reasonably satisfactory to such Purchaser.

4.8.    Private Placement Number.

A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for the Notes.

4.9.    Changes in Corporate Structure.

Except as specified in Schedule 4.9, neither Obligor shall have changed its jurisdiction of incorporation or formation (as applicable) or been a party to any amalgamation, merger or consolidation or shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.10.    Evidence of Consent to Receive Service of Process.

Such Purchaser shall have received, in form and substance satisfactory to such Purchaser, written evidence of the consent of Corporation Service Company, located at 1177 Avenue of the Americas, 17th Floor, New York, NY 10036, to the appointment and designation provided for by Section 24 hereof and Section 5.03 of the Subsidiary Guarantees for the period from the date of Closing through April 1, 2016 (and the payment in full of all fees in respect thereof).

4.11.    Subsidiary Guarantees; Undertakings to Secure.

Such Purchaser shall have received a true and complete copy of each Subsidiary Guarantee, duly executed and delivered by the relevant Subsidiary Guarantors identified in Schedule 5.4(a), and each Subsidiary Guarantee shall be in full force and effect; and such Purchaser shall have received a true and complete copy of an Undertaking to Secure, duly executed and delivered by each Undertaking Subsidiary identified in Schedule 5.4(a), and such Undertaking to Secure shall be in full force and effect.

4.12.    Financing Documents; Security Interests.

This Agreement and each other Financing Document shall have been duly executed and delivered by each of the parties hereto and thereto and shall be in full force and effect. In addition, such Purchaser shall have received evidence reasonably satisfactory to such Purchaser that the Obligors shall have taken all actions (including, without limitation, the making of all recordings and filings set forth in Schedule 4.12) as may be necessary or appropriate in order to create and perfect the security interests intended to be created pursuant to the Security Documents.

4.13.    Funding Instructions.

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company, confirming the information specified in Section 3 including (i) the name and address of the transferee bank, (ii) such transferee bank’s ABA number and (iii) the account name and number into which the purchase price for the Notes is to be deposited.

4.14.    Lien Searches.

Such Purchaser shall have received the results of recent searches, conducted by a Person reasonably satisfactory to such Purchaser, of Personal Property Security Act (Ontario), Uniform Commercial Code and similar registrations and filings and tax and judgment Liens filed with respect to the Collateral in such filing offices as such Purchaser may reasonably request.

4.15.    Intercreditor Agreement.

The Obligors, FirstService (USA), Inc., the Subsidiaries of the Company named therein, the Purchasers, the Collateral Agent, the 2001 Noteholders, the 2003 Noteholders, the banks named on the execution pages thereto and The Toronto-Dominion Bank, as bank collateral agent, shall have executed and delivered that certain Second Amended and Restated Intercreditor Agreement, dated as of April 1, 2005 (as amended, restated or otherwise modified from time to time, the “Intercreditor Agreement”), amending and restating the terms of that certain Amended and Restated Intercreditor Agreement dated as of September 29, 2003 by and among each of the foregoing parties (other than the Purchasers) and the Intercreditor Agreement shall be in full force and effect.

4.16.    Security Documents.

The Obligors, the Subsidiary Guarantors, the Purchasers, the Collateral Agent, the 2001 Noteholders and the 2003 Noteholders shall have executed and delivered (a) the Security Documents to provide, among other things, for the obligations of the Obligors and the Subsidiary Guarantors under the respective Financing Documents to be secured by the Collateral in accordance with the terms of the Security Documents and (b) any and all such other documents, instruments and agreements as may be required in order to grant a first priority Lien on the

Collateral (subject to the Liens arising in connection with the Credit Agreement, the Note Agreements and any other Permitted Liens) in favor of the Collateral Agent for the benefit of the Secured Parties. The Banks, the 2001 Noteholders, the 2003 Noteholders and the collateral agents acting on their behalf shall have released their respective security interests in any collateral securing the obligations owing to them, other than the Collateral.

4.17.    Credit Agreement.

The Obligors, FirstService (USA), Inc. and certain Subsidiaries of the Company named as “Unlimited Guarantors” therein shall have entered into the Credit Agreement consenting to, inter alia, the entering into, by certain Obligors, of this Agreement, the issuance of the Notes by the Company and the grant by the Company and certain of its Subsidiaries of a security interest in, and lien upon, their respective assets and properties to secure their respective obligations under this Agreement, the Notes, the Guarantees and the Subsidiary Guarantees, as the case may be. The Obligors shall have delivered copies of the Credit Agreement and each of the other instruments and agreements executed and/or delivered in connection therewith, certified as true and correct by a Responsible Officer.

4.18.    Proceedings and Documents.

All partnership, corporate and other proceedings in connection with the transactions contemplated by the Financing Documents and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and the Purchasers’ special counsel, and such Purchaser and such special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

5.	REPRESENTATIONS AND WARRANTIES OF THE OBLIGORS.

The Company and the Guarantor jointly and severally represent and warrant to each Purchaser that:

5.1.    Organization; Power and Authority.

Each Obligor is a corporation or limited partnership (as applicable) duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or partnership (as applicable) and, if applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Obligor has the corporate or partnership (as applicable) power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact as described in the Disclosure Documents, to execute and deliver (a) this Agreement, the Notes and each other Financing Document to which the Company is a party (in the case of the Company) and (b) this Agreement, the Guarantees and each other Financing Document to which the Guarantor is a party (in the case of the Guarantor), and to perform the provisions hereof and thereof.

5.2.    Authorization, etc.

This Agreement, the Notes and each other Financing Document to which the Company is a party have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement and the Security Documents constitute, and upon execution and delivery thereof each Note and each other Financing Document to which the Company is a party will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and this Agreement, the Guarantees and each other Financing Document to which the Guarantor is a party have been duly authorized by all necessary partnership action on the part of the Guarantor, and this Agreement and the Security Documents constitute and, upon execution and delivery thereof, each Guarantee and each other Financing Document to which the Guarantor is a party will constitute, a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except, in each case, as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3.    Disclosure.

The Obligors have delivered to each Purchaser a copy of the Company’s Annual Report on Form 40-F for the fiscal year ended March 31, 2004 (the “Annual Report”) as filed with the United States Securities and Exchange Commission and, through its agent J.P. Morgan Securities Inc., a copy of a Private Placement Memorandum dated February 1, 2005 (the “Memorandum”). Each of the Annual Report and the Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries as of the date hereof. Except as disclosed in Schedule 5.3, this Agreement, the other Financing Documents, the Annual Report, the Memorandum, the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Obligors in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, in each case, delivered to the Purchasers prior to the date of the Closing (this Agreement, the Annual Report and such documents, certificates and other writings and such financial statements being referred to collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents or as expressly described in Schedule 5.3, or in one of the documents, certificates or other writings identified therein, or in the financial statements listed in Schedule 5.5, since March 31, 2004, there has been no change, and there is no fact known to either Obligor that could reasonably be expected to result in a change, in the financial condition, operations, business or properties of either Obligor or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

5.4.    Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a)    Schedule 5.4(a) contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary and whether such Subsidiary shall be a Subsidiary Guarantor or an Undertaking Subsidiary as of the date of the Closing and (ii) of the Company’s Affiliates, other than Subsidiaries. Schedule 5.4(b) sets forth the corporate structure of the Company as of the date hereof.

(b)    All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5.4(a) as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4(a) and except as created by any Security Document and in connection with the Credit Agreement and the Note Agreements).

(c)    Each Subsidiary identified in Schedule 5.4(a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is, if applicable, in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact as described in the Disclosure Documents and, in the case of the Subsidiary Guarantors, to execute and deliver the Financing Documents to which each is a party and to perform their respective obligations thereunder.

(d)    No Subsidiary is a party to, or otherwise subject to any legal, regulatory contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4(d), the Credit Agreement, the Note Agreements and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

5.5.    Financial Statements.

The Obligors have delivered to each Purchaser copies of the financial statements listed on Schedule 5.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated earnings and cash flows for the respective periods so specified and have been prepared in accordance with U.S. GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

5.6.    Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by the Company of this Agreement, the Notes and the other Financing Documents to which the Company is a party, by the Guarantor of this Agreement, the Guarantees and the other Financing Documents to which the Guarantor is a party, and by the Subsidiaries of the Financing Documents to which they are parties, will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien (other than the Liens created pursuant to the Security Documents) in respect of any property of either Obligor or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, partnership agreement or any other agreement or instrument to which either Obligor or any Subsidiary is bound or by which either Obligor or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority having jurisdiction over either Obligor or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to either Obligor or any Subsidiary.

5.7.    Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority (other than the making of the recordings and filings set forth in Schedule 4.12 for purposes of creating and perfecting the security interests intended to be created pursuant to the Security Documents) is required in connection with the execution, delivery or performance by the Company of this Agreement, the Notes or the other Financing Documents to which the Company is a party, by the Guarantor of this Agreement, the Guarantees or the other Financing Documents to which the Guarantor is a party, and by the other Subsidiaries of the Financing Documents to which they are parties, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement, the Notes, the Guarantees or the other Financing Documents and the payment of such U.S. Dollars to Persons resident in the United States of America or Canada, other than the execution and filing of a report of exempt trade on Form 45-501F1 under Rule 45-501 made under the Securities Act (Ontario) together with the requisite filing fee with the Ontario Securities Commission (or any other applicable Canadian securities regulatory authority), within ten days of the sale and purchase of the Notes. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement, the Notes, the Guarantees or the other Financing Documents that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8.    Litigation; Observance of Agreements, Statutes and Orders.

(a)    Except as disclosed in Schedule 5.8, there are no actions, suits, investigations or proceedings pending or, to the knowledge of either Obligor, threatened against or affecting either Obligor or any Subsidiary or any property of either Obligor or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)    Neither of the Obligors nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9.    Taxes; Foreign Taxes.

(a)    The Obligors and each Subsidiary have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with U.S. GAAP. Neither Obligor knows of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.

(b)    No liability for any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, levy, impost, fee, charge or withholding (each a “Tax” and collectively “Taxes”), directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof or therein (an “Applicable Taxing Authority”) will be incurred by either Obligor or any holder of a Note as a result of the execution or delivery of this Agreement, the Notes or the Guarantees and, based on present law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority is required to be made from any payment by the Company under this Agreement or the Notes or by the Guarantor under this Agreement or the Guarantees except for any such withholding or deduction arising out of the conditions described in the last sentence of Section 13(a).

5.10.    Title to Property; Leases.

The Obligors and each Subsidiary have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by either Obligor or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement or any other Financing Document. All leases that either Obligor or any Subsidiary is party to as lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.    Licenses, Permits, etc.

Except as disclosed in Schedule 5.11,

(a)    the Obligors and each Subsidiary own, possess or are licensed to use all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others;

(b)    to the best knowledge of the Obligors, no product of either Obligor or any Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person; and

(c)    to the best knowledge of the Obligors, there is no Material violation by any Person of any right of either Obligor or any Subsidiary with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by either Obligor or any Subsidiary.

5.12.    Compliance with ERISA; Foreign Pension Plans.

(a)    The Obligors and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither of the Obligors nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by either Obligor or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of either Obligor or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code or section 4068 of ERISA, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)    The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$5,000,000 in the aggregate for all Plans. The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA.

(c)    The Obligors and each ERISA Affiliate have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)    The expected post-retirement benefit obligation (determined as of the last day of the Company’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e)    The execution and delivery of this Agreement and the issuance and sale of the Notes and Guarantees hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Obligors to each Purchaser in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser’s representation in Section 6.2 as to the sources of the funds used to pay the purchase price of the Notes to be purchased by such Purchaser.

(f)    Each Foreign Pension Plan has been established, operated, administered and maintained in compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities except for instances of non-compliance which have not resulted and could not reasonably be expected to result in a Material Adverse Effect. All premiums, contributions, and any other amounts required by applicable Foreign Pension Plans documents or applicable laws have been paid or accrued as required except for premiums, contributions or other amounts that, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.13.    Private Offering by the Obligors.

Neither the Obligors nor anyone acting on their behalf has offered the Notes, the Guarantees or the Subsidiary Guarantees or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers, each of which has been offered the Notes at a private sale for investment. Neither the Obligors nor anyone acting on their behalf has taken, or will take, any action that would subject the issuance or sale of the Notes, the Guarantees or the Subsidiary Guarantees to the registration requirements of Section 5 of the Securities Act or the registration or prospectus requirements of securities legislation of any of the provinces or territories of Canada.

5.14.    Use of Proceeds; Margin Regulations.

The Company will apply the proceeds of the sale of the Notes as set forth in Schedule 5.14. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the United States Federal Reserve System (12 CFR 221) or for the purpose of maintaining, reducing or retiring any Indebtedness which was originally incurred to purchase or carry any stock that is currently a margin stock or for any other purpose which might constitute this transaction a “purpose credit” within the meaning of such Regulation U, or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve either Obligor in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). Margin stock does not constitute more than 5% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 5% of the value of such assets. As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

5.15.    Existing Indebtedness; Future Liens.

(a)    Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of December 31, 2004 (including a description of the obligors, principal amount outstanding and collateral therefore, if any, and any Guaranty thereof, if any) since which date there has been no Material increase in the amounts, interest rates, sinking funds or installment payments of the Indebtedness of the Company or its Subsidiaries or any Material increase in the frequency of any installment payments or any Material shortening of the maturities of any such Indebtedness. Neither of the Obligors nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of either Obligor or such Subsidiary and no event or condition exists with respect to any Indebtedness of either Obligor or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)    True and complete copies of the Credit Agreement, the Note Agreements and the Security Documents have been provided to each Purchaser.

(c)    Except as disclosed in Schedule 5.15, neither of the Obligors nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3.

(d)    Neither the Obligors nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, except as specifically indicated on Schedule 5.15.

5.16.    Foreign Assets Control Regulations, Etc.

(a)    Neither the sale of the Notes by the Company hereunder with the benefit of the Guarantees of the Guarantor nor the Company’s use of the proceeds thereof will violate the United States Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b)    Neither the Obligors nor any Subsidiary (i) is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (ii) engages in any dealings or transactions with any such Person or (iii) to the knowledge of the Obligors, is in violation of the USA Patriot Act.

No part of the proceeds from the sale of Notes hereunder shall be used directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the Unites States Foreign Corrupt Practices Act of 1977, as amended, assuming in all cases that such Act applies to the Company.

5.17.    Status under Certain Statutes.

Neither of the Obligors nor any Subsidiary is subject to regulation under the Investment Company Act of 1940 of the United States of America, as amended, the Public Utility Holding Company Act of 1935 of the United States of America, as amended, the ICC Termination Act of 1995, as amended, or the Federal Power Act of the United States of America, as amended.

5.18.    Environmental Matters.

Neither of the Obligors nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against either Obligor or any Subsidiary or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to the Purchasers in writing,

(a)    neither of the Obligors nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b)    neither of the Obligors nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and has not disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c)    all buildings on all real properties now owned, leased or operated by either Obligor or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19.    Ranking.

All liabilities of the Company under the Notes and of the Guarantor under the Guarantees constitute direct, unconditional and general obligations of such Obligor and rank in right of payment either pari passu with or senior to all other Permitted Senior Secured Indebtedness of such Obligor.

5.20.    Subsidiary Guarantees.

The representations and warranties of each Subsidiary Guarantor contained in the respective Subsidiary Guarantees to which each is a party are true and correct as of the date they are made and will be true and correct at the time of Closing. Immediately after giving effect to the Closing, the Subsidiary Guarantors that shall have executed and delivered the Subsidiary Guarantees in favor of the holders of the Notes are the same as the Subsidiaries of the Company that have executed and delivered guarantees in favor of the Banks in connection with the Credit Agreement and in favor of the 2001 Noteholders and 2003 Noteholders in connection with the respective Note Agreements.

5.21.    Ownership; Security Documents.

The Obligors are the sole and beneficial owners of the Collateral being provided pursuant to the terms of the Security Documents and no Lien exists or will exist upon such Collateral at any time, except for the security interest in favor of the Collateral Agent for the benefit of the Secured Parties created or provided for in the Security Documents (except as otherwise permitted by the Security Documents and except for Liens arising in connection with the Credit Agreement and any other Permitted Liens). The provisions of the Security Documents are effective to create, in favor of the Collateral Agent on behalf of the Secured Parties, legal, valid and enforceable Liens on or in all of the Collateral intended to be covered thereby, and as of the date of the Closing all necessary recordings and filings will have been made in all necessary public offices (such recordings and filings being identified on Schedule 4.12) and all other necessary and appropriate action will have been taken so that the Liens created by the Security Documents will constitute perfected Liens on or in the Collateral intended to be covered thereby, prior and superior to all other Liens (other than Liens arising in connection with the Credit Agreement, the Note Agreements and any other Permitted Liens), and all necessary consents, if any, to the creation, effectiveness, priority and perfection of each such Lien have been obtained. No mortgage or financing statement or other instrument or recordation covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Collateral Agent for the benefit of the Secured Parties. Schedule 5.21 sets forth a complete and correct list of all of the Security Documents in effect on the date of the Closing. The Collateral being provided on and as of the date of the Closing in favor of the holders from time to time of Notes and the Collateral Agent is the same as the collateral provided in favor of the Banks and the Collateral Agent (under and as defined in the Credit Agreement) in connection with the Credit Agreement and in favor of the 2001 Noteholders and 2003 Noteholders and the Collateral Agent in connection with the Note Agreements. The Company has delivered true and correct copies of all of the Security Documents to the Purchasers or their representatives on or prior to the date hereof and all certificates (to the extent applicable) evidencing the shares of capital stock and other equity interests pledged pursuant to the Security Documents, together with all corresponding stock powers or other similar instruments executed in blank, have been delivered to the Collateral Agent (as defined in the Credit Agreement) to be held in accordance with the terms of the Intercreditor Agreement.

5.22.    Chief Executive Office.

The chief place of business and chief executive office of the Company, and the office where the Company keeps its records concerning the Collateral, is 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4. The chief place of business and chief executive office of the Guarantor, and the office where the Guarantor keeps its records concerning the Collateral, is 1526 Braken Avenue, Wellington, Delaware, United States of America 19808.

6.	REPRESENTATIONS OF THE PURCHASERS.

6.1.    Purchase for Investment.

Each Purchaser severally represents that such Purchaser is (i) an Institutional Accredited Investor, (ii) an “accredited investor” within the meaning of the Securities Act (Ontario), and (iii) purchasing the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds (each of which is an “accredited investor” as described in clause (ii) above) and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control. Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that neither Obligor is required to register the Notes. Each Purchaser agrees that it will not within 90 days of the issuance of the Notes, otherwise than pursuant to an exemption from the securities laws of each applicable province or territory of Canada, sell, transfer or otherwise dispose of the Notes, (x) in Canada or to any Person residing in Canada, or (y) to any other Person, without obtaining from such Person a covenant to refrain from selling such Notes to any Person specified in clause (x) above, other than pursuant to an exemption from applicable securities laws. Each Purchaser acknowledges that nothing in this Agreement is intended to impose an obligation on either Obligor to register the Notes under the Securities Act, any state securities laws or the Securities Act (Ontario), and that the Notes being sold hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada.

6.2.    Source of Funds.

Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by such Purchaser to pay the purchase price of the Notes to be purchased by such Purchaser hereunder:

(a)    the Source is an “insurance company general account” (as the term is defined in PTE 95-60 (issued July 12, 1995) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s)

held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(b)    the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)    the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)    the Source constitutes assets of an “investment fund” (within the meaning of Part V of the QPAM Exemption managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan’s assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this clause (d); or

(e)    the Source constitutes assets of a “plan(s)” (within the meaning of Section IV of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in Section IV(h) of the INHAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)    the Source is a governmental plan; or

(g)    the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)    the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA.

7.	INFORMATION AS TO THE OBLIGORS.

7.1.    Financial and Business Information.

The Obligors shall deliver to each holder of Notes that is an Institutional Investor:

(a)    Quarterly Statements - within 45 days after the end of each of the first three quarterly periods in each fiscal year of the Company, duplicate copies of,

(i)    a consolidated balance sheet of the Company and its Subsidiaries as at the end of such period, and

(ii)    consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such period and (in the case of the second and third quarterly periods) for the portion of the fiscal year ending with such period, setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer of the Company as fairly presenting, in all material respects, the financial position of the companies being reported on and their earnings and cash flows, subject to changes resulting from year-end adjustments, provided that delivery within the time period specified above of copies of the Company’s Quarterly Report on Form 6-K prepared in compliance with the requirements therefor and filed with the United States Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 7.1(a);

(b)    Annual Statements - within 90 days after the end of each fiscal year of the Company, duplicate copies of,

(i)    a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such fiscal year, and

(ii)    consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such fiscal year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP, and accompanied by (A)

an opinion thereon of independent chartered accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their earnings and cash flows and have been prepared in conformity with U.S. GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances and (B) so long as such certificate is delivered to any of the Banks, the 2001 Noteholders or the 2003 Noteholders, a certificate of such accountants stating that they have reviewed this Agreement and the other Financing Documents and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit), provided that the delivery within the time period specified above of the Company’s Annual Report on Form 40-F for such fiscal year prepared in accordance with the requirements therefor and filed with the United States Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 7.1(b);

(c)    Other Reports - promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by either Obligor or any Subsidiary to public securities holders generally, and (ii) each regular or periodic report and each registration statement (without exhibits except as expressly requested by such holder) filed by either Obligor or any Subsidiary with the Toronto Stock Exchange or any other stock exchange or the United States Securities and Exchange Commission and of all press releases and other statements made available generally by either Obligor or any Subsidiary to the public concerning developments that are Material;

(d)    Notice of Default or Event of Default - promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(e), a written notice specifying the nature and period of existence thereof and what action the Obligors are taking or propose to take with respect thereto;

(e)    ERISA Matters - promptly, and in any event within 15 days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or the Guarantor or an ERISA Affiliate proposes to take with respect thereto:

(i)    with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof and that could reasonably be expected to result in a Material Adverse Effect; or

(ii)    the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by either Obligor or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)    any event, transaction or condition that could result in the incurrence of any liability by either Obligor or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of either Obligor or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f)    Notices from Governmental Authority - promptly, and in any event within 30 days of receipt thereof, copies of any notice to either Obligor or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

(g)    Requested Information - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of either Obligor or any Subsidiary or relating to the ability of the Obligors to perform their respective obligations under the Financing Documents as from time to time may be reasonably requested by any such holder of Notes.

7.2.    Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Company setting forth:

(a)    Covenant Compliance - the information (including detailed calculations) required in order to establish whether the Obligors were in compliance with the requirements of Section 10.3 through Section 10.9 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence, and also including details of any adjustments to EBITDA as a result of Normalizing Adjustments) and stating that the appointment of the agent referred to in Section 24 remains in effect or stating the name and address of the Person appointed to replace such agent;

(b)    New Wholly-Owned Subsidiaries - a complete list of any and all new Wholly-Owned Subsidiaries formed, acquired or otherwise established during the previous fiscal quarter; and

(c)    Event of Default - a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of either Obligor or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Obligors shall have taken or propose to take with respect thereto.

7.3.    Inspection.

The Obligors shall permit representatives of each holder of Notes that is an Institutional Investor:

(a)    No Default - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Guarantor and the Company, to discuss the affairs, finances and accounts of the Guarantor and the Company and its Subsidiaries with the Guarantor’s or the Company’s officers, and (with the consent of the Guarantor or the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Guarantor or the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Guarantor and the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)    Default - if a Default or Event of Default then exists, at the expense of the Obligors and upon reasonable prior notice to the Company, to visit and inspect any of the offices or properties of the Guarantor, the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Obligors authorize said accountants to discuss the affairs, finances and accounts of the Obligors and their Subsidiaries), all at such times and as often as may be requested.

8.	PREPAYMENT OF THE NOTES.

8.1.    Required Prepayments; Maturity.

On April 1, 2011 and on each April 1 thereafter to and including April 1, 2014, the Company will prepay U.S.$20,000,000 principal amount (or such lesser principal amount as shall then be outstanding) of the Notes at 100% of the principal amount so prepaid and without payment of the Make-Whole Amount or any premium, provided that, upon any partial prepayment of the Notes pursuant to Section 8.2, Section 8.3, or Section 8.4, the principal amount of each required prepayment of the Notes becoming due under this Section 8.1 on and after the date of such prepayment, together with the principal amount due at maturity, shall be reduced in the same proportion as the aggregate unpaid principal amount of the Notes is reduced as a result of such prepayment. The entire outstanding principal amount of the Notes, together with interest accrued thereon, shall be due and payable on April 1, 2015.

8.2.    Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided in Section 8.5, prepay at any time all, or from time to time any part of, the Notes (in the case of a partial prepayment, such prepayment shall be in an amount not less than U.S.$2,000,000 (or such lesser amount as shall then be outstanding) and then only in increments of U.S.$100,000), at 100% of the principal amount so prepaid, plus all interest accrued thereon through such prepayment date, plus the applicable Make-Whole Amount determined for the prepayment date with respect to such principal amount.

8.3.    Prepayment in Connection with a Payment under Section 13.

(a)    Subject to Subsection (b) below, if, as a result of the occurrence of any Tax Event, the Company or the Guarantor (assuming that the Guarantor is required to make a payment) on any date shall have (i) made a payment under Section 13 with respect to any Note or the Guarantee in respect thereof or become obligated to make a payment under Section 13 with respect to any Note or the Guarantee in respect thereof on the next date on which a payment of interest is scheduled to be made (such payment in either case being in excess of the amount that such Obligor would have been required to pay but for the occurrence of such Tax Event) (in either case, any such Note being herein referred to as an “Affected Note”) and (ii) furnished to each holder of any Affected Note a notice from a Responsible Officer of such Obligor setting forth in reasonable detail the nature of such Tax Event and an explanation of the basis on which such Obligor is then so obligated to make payment under Section 13, the Company may, upon notice given as provided in Section 8.5, prepay the Affected Notes in whole (and not in part) on the date specified in such notice at a price equal to the unpaid principal amount of such Notes, together with interest accrued thereon to the date fixed for such prepayment, plus the applicable Make-Whole Amount determined for the prepayment date with respect to such principal amount. The prepayment notice to be given in connection with a prepayment pursuant to this Section 8.3(a) on account of a particular Tax Event shall be given not later than the date that the first payment is to be made under Section 13 in respect of such Tax Event.

(b)    Notwithstanding Subsection (a) above, no Affected Note shall be prepaid pursuant to this Section 8.3 if the holder thereof, at least five Business Days prior to the prepayment date under this Section 8.3, shall have delivered a notice to the Company stating that such holder waives any right to any future payment under Section 13 in respect of the specific Tax Event that shall have given rise to the Company’s prepayment right under this Section 8.3; provided that

(i)    no such waiver (A) shall be deemed to constitute a waiver of any right to receive a payment in full under Section 13 in respect of any other Tax Event that shall have given rise to the Company’s prepayment right under this Section 8.3 or (B) preclude the Company from exercising any such right of prepayment in respect of such other Tax Event; and

(ii)    if on any date the amount of any payment that a holder of a Note would be entitled to receive under Section 13 shall increase (in proportion to the total amount in respect of which the amount payable under Section 13 is determined),

(A)	the occurrence of any such increase shall be deemed to be a new Tax Event giving rise to a prepayment right under this Section 8.3, and

(B)
such holder thereafter shall be entitled to receive the full amount of any future payment provided under Section 13, notwithstanding any waiver previously delivered pursuant to this Section 8.3 unless such holder shall have delivered a notice under Section 8.3(b) in respect of any such prepayment.

In addition, no prepayment of any Note shall be permitted pursuant to Section 8.3(a) if the underlying Tax payment under Section 13 arises as a result of the failure of the Company to respond to any request specified in Section 13(a)(iv) or any other act or omission by either Obligor.

8.4.    Offer to Prepay upon the Sale of Certain Assets ..

(a)    Notice and Offer. In the event of any Disposition that does not otherwise satisfy the conditions of a disposition permitted in Section 10.9 and is not a Disposition that is not to be taken into account pursuant to Section 10.9(a), Section 10.9(b), Section 10.9(c) or Section 10.9(d)(A), the Company will, within ten (10) days after the occurrence of the Disposition in respect of such prepayment or redemption is to be made, give written notice of such Disposition to each holder of Notes. Such written notice shall contain, and such written notice shall constitute, an irrevocable offer (the “Disposition Prepayment Offer”) to prepay, at the election of each holder, a portion of the Notes held by such holder equal to such holder’s Ratable Portion of the Net Proceeds arising from such Disposition on a date specified in such notice (the “Disposition Prepayment Date”) that is not less than thirty (30) days and not more than sixty (60) days after the date of such notice, together with interest on the amount to be so prepaid accrued to the Disposition Prepayment Date, but without the Make-Whole Amount. If the Disposition Prepayment Date shall not be specified in such notice, the Disposition Prepayment Date shall be the forty-fifth (45th) day after the date of such notice.

(b)    Acceptance and Payment. To accept such Disposition Prepayment Offer, a holder of Notes shall cause a notice of such acceptance to be delivered to the Company not later than twenty (20) days after the date of such written notice from the Company, provided, that failure to accept such offer in writing within twenty (20) days after the date of such written notice shall be deemed to constitute a rejection of the Disposition Prepayment Offer. If so accepted by any holder of a Note, such offered prepayment (equal to not less than such holder’s Ratable Portion of the Net Proceeds from the relevant Disposition) shall be due and payable on the Disposition Prepayment Date. Within two (2) Business Days after the end of such twenty (20) day period, the Company shall offer, in writing, to each holder of Notes that shall have accepted its offer to prepay made pursuant to this Section 8.4(b), to prepay on the specified Disposition Prepayment Date an additional portion of such holder’s Notes in a principal amount equal to its ratable share (based upon the ratio of the outstanding principal amount of Notes held by such holder at such time to the aggregate outstanding principal amount of Notes held at such time by all holders which have also accepted their respective offers to prepay made pursuant to this Section 8.4(b)) of the aggregate amount offered to holders of Notes that have rejected, or been deemed to have rejected, the Disposition Prepayment Offer (a “Secondary Disposition Prepayment Offer”); provided that such holder may specify that it will accept prepayment of a greater portion of its Notes, should any of the Secondary Disposition Prepayment Offers be rejected, in which event the Company will allocate the aggregate amount of Secondary Disposition Prepayment Offers so rejected among the holders so specifying ratably in accordance with the respective additional amounts so specified. To accept any Secondary Disposition Prepayment Offer under this Section 8.4(b), a holder of Notes shall cause a written notice of such acceptance to be delivered to the Company not later than the earlier of the Disposition Prepayment Date or ten (10) days after the date of receipt by such holder of such Secondary Disposition Prepayment Offer (it being understood that the failure by a holder to accept such Secondary Disposition Prepayment Offer as provided herein prior to the earlier of such dates shall be deemed to constitute a rejection of said offer). The aggregate prepayment to be made pursuant to this Section 8.4(b) (including, without limitation, the amount to be prepaid as the result of acceptances of Secondary Disposition Prepayment Offers) shall be made at one hundred percent (100%) of the principal amount of such Notes being so prepaid, together with interest on such principal amount then being prepaid accrued to the Disposition Prepayment Date, but without the Make-Whole Amount.

(c)    Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.4 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying (i) the Disposition Prepayment Date, (ii) the Net Proceeds in respect of the applicable Disposition, (iii) that such offer is being made pursuant to Section 8.4 and Section 10.9, (iv) the principal amount of each Note offered to be prepaid, (v) the interest that would be due on each Note offered to be prepaid, accrued to the Disposition Prepayment Date, and (vi) in reasonable detail, the nature of the Disposition giving rise to such Disposition Prepayment Offer and certifying that no Default or Event of Default exists or would exist after giving effect to the prepayment contemplated by such offer.

(d)    Notice Concerning Status of Holders of Notes. Promptly after each Disposition Prepayment Date and the making of all prepayments contemplated on such Disposition Prepayment Date under this Section 8.4 (and, in any event, within thirty (30)

days thereafter), the Company shall deliver to each holder of Notes a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time.

8.5.    Notices, Etc.

The Company will give each holder of Notes written notice of each optional prepayment under Section 8.2 and each holder of any Affected Note written notice of each prepayment under Section 8.3, in each case not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date, the aggregate principal amount of the Notes or Affected Notes, as the case may be, to be prepaid on such date, the principal amount of each Note or Affected Note, as the case may be, held by such holder to be prepaid, and the interest to be paid on the prepayment date with respect to such principal amount being prepaid. Each such notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated applicable Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment) and setting forth the details of such computation, and two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes or Affected Notes, as the case may be, a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.6.    Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.1 or Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

8.7.    Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.8.    Purchase of Notes.

Neither Obligor will, nor will either Obligor permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by either Obligor or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.9.    Make-Whole Amount.

The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (x)(i) if such Called Principal is to be prepaid pursuant to Section 8.3, 1.00% or (ii) if such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, 0.50% plus (y) the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page 678” on the Telerate Service of Bridge Information Services (or such other display as may replace Page 678 on the Telerate Service of Bridge Information Services) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in U.S. Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded U.S. Treasury security with the maturity closest to and less than the Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, 8.3 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

9.	AFFIRMATIVE COVENANTS.

Each Obligor jointly and severally covenants that so long as any of the Notes are outstanding:

9.1.    Compliance with Law.

The Obligors will and will cause each of their Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limitation of the foregoing, the Obligors will not, and will not permit any of their Subsidiaries to, become a Person described in section 1 of the Anti-Terrorism Order, or knowingly engage in any dealings or transactions, or otherwise knowingly be associated with, any such Person.

9.2.    Insurance.

The Obligors will and will cause each of their Subsidiaries to (a) maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated and (b) for so long as the Lien of the Security Documents is required to be in effect, ensure that the Collateral Agent is an additional named loss payee under all policies of insurance, as its interests may appear, and that such policies are not cancellable without at least 30 days’ prior written notice being given by the insurers to the Collateral Agent.

9.3.    Maintenance of Properties.

The Obligors will and will cause each of their Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent either Obligor or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.    Payment of Taxes and Claims.

The Obligors will and will cause each of their Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes, assessments, charges and levies have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of either Obligor or any Subsidiary, provided that neither of the Obligors nor any Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by such Obligor or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and such Obligor or such Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of such Obligor or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.    Corporate Existence, etc.

Subject to Sections 10.2 and 10.9, the Obligors will at all times preserve and keep in full force and effect their respective corporate or partnership existences (as applicable), and the Obligors will at all times preserve and keep in full force and effect the corporate existence of each of their Subsidiaries and all rights and franchises of the Obligors and their Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate existence of any Subsidiary (other than the Company), or any such right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6.    Ranking.

Each Obligor will ensure that, at all times, all liabilities of such Obligor under the Notes (in the case of the Company) and the Guarantees (in the case of the Guarantor) will rank in right of payment either pari passu with or senior to all other Permitted Senior Secured Indebtedness of such Obligor.

9.7.    Subsidiary Guarantors; Undertakings to Secure.

(a)    So long as the Banks have not released all of the Bank Security but subject to Section 9.8, the Obligors will ensure that each Person which after the date of the Closing becomes (i) a Wholly-Owned Subsidiary, is or becomes a Subsidiary Guarantor and grants and delivers the other applicable Direct Security in favor of the Secured Parties or (ii) a Non Wholly-Owned Subsidiary (other than an Immaterial CMN Subsidiary), is or becomes an Undertaking Subsidiary, in each case, as soon as possible and in any event within 10 Business Days following the date on which such Person becomes a Wholly-Owned Subsidiary or Non Wholly-Owned Subsidiary (as applicable).

(b)    If, (i) the Obligors are at such time required to cause Undertakings to Secure to be delivered pursuant to this Section 9.7 and (ii) for any period of four consecutive fiscal quarters of CMN International, the aggregate contribution of the CMN Group, other than the Immaterial CMN Subsidiaries, to CMN Cash Flow for such period is less than 85% thereof, the Obligors will cause sufficient Immaterial CMN Subsidiaries to deliver to the holders of the Notes, within 30 days after delivery of the compliance certificates required pursuant to Section 7.2(a), Undertakings to Secure so that the aggregate contribution to CMN Cash Flow for such period by the CMN Group, other than Immaterial Subsidiaries (except for those Immaterial CMN Subsidiaries that have delivered Undertakings to Secure pursuant hereto), is at least 85% thereof.

9.8.    Further Assurances; Release of Collateral, Subsidiary Guarantees, etc.

(a)    Subject to Section 9.8(b), the Obligors shall take, or cause to be taken, all action required or desirable to maintain good and valid title to the Collateral and shall maintain and preserve the Liens created by the Security Documents and the superiority of the priority thereof to all Liens other than the Liens arising in connection with the Credit Agreement, the 2001 Note Agreement, the 2003 Note Agreement and any other Permitted Liens.

(b)    At any time on or after the release by the Banks of all or any part of the Bank Security or upon any indulgence, waiver or other accommodation by the Banks under the Credit Agreement in respect of any Bank Security and provided that no Default or Event of Default shall have occurred and be continuing at such time, at the request of the Company the holders of Notes shall, as the case may be, (i) release any Subsidiary Guarantor from its obligations under its Subsidiary Guarantee if such Subsidiary Guarantor is being simultaneously released from all of its Guaranty obligations in respect of the Credit Agreement, (ii) authorize and direct the Collateral Agent to release all or any such part (as the case may be) of the Collateral from the Liens of the Security Documents at such time if such Collateral is being simultaneously released from the Bank Security or (iii) provide any such indulgence, waiver or other accommodation, in each case, as the Banks may provide under the Credit Agreement in respect of the Bank Security;

provided that the 2001 Noteholders and the 2003 Noteholders are similarly obligated under, or otherwise agree pursuant to, the terms of the 2001 Note Agreement and the 2003 Note Agreement, as applicable, to release such Subsidiary Guarantors and such Collateral, or to indulge, waive or otherwise accommodate the Company under the applicable Note Agreement with respect to such Subsidiary Guarantee, such Undertakings to Secure or such Collateral.

(c)    (i) Upon a request by the Company to release Collateral, as contemplated by Section 9.8(b)(ii), the holders of Notes shall instruct the Collateral Agent to (x) release the Lien on such Collateral, (y) surrender to the Company all documents by which perfection of the Liens of such holders and of the Collateral Agent on and in such Collateral were perfected by possession, and (z) register such Personal Property Security Act (Ontario), Uniform Commercial Code and other personal property security discharge statements with respect to the Liens of such holders and of the Collateral Agent on and in such Collateral as the Company may reasonably request, in each case, at the expense of the Company. The Company shall not thereafter grant any Lien on the property comprising such Collateral to secure any amount owing to the Banks under the Credit Agreement unless simultaneously therewith (I) the Company or such Subsidiary grants an equal and ratable Lien on such property to secure all amounts owing hereunder or in respect of the Notes, (II) the Intercreditor Agreement shall be in full force and effect and shall apply to all Liens securing amounts owing hereunder, under the Notes and under the Credit Agreement and (III) the Company or such Subsidiary delivers to the Collateral Agent such opinions of counsel, certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders and the Collateral Agent may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders and the Collateral Agent. The property subject to any such subsequently granted Lien shall constitute Collateral and shall be subject to the provisions of this Section 9.8 to the same extent as if it were Collateral existing immediately after the Closing.

(ii) If the holders of the Notes have released a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee, as contemplated by Section 9.8(b)(i), the Company shall not thereafter permit such Subsidiary to Guaranty any obligations owing under the Credit Agreement unless, simultaneously therewith, such Subsidiary becomes a Subsidiary Guarantor hereunder by executing a Subsidiary Guarantee and (A) the Intercreditor Agreement shall be in full force and effect and shall apply to all Subsidiary Guarantees and all Guaranties of Subsidiaries in respect of any obligations owing under the Credit Agreement and (B) such Subsidiary delivers to the Collateral Agent such opinions of counsel, certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders and the Collateral Agent may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders and the Collateral Agent.

(iii) If the holders of the Notes have provided any indulgence, waiver or other accommodation, as contemplated by Section 9.8(b)(iii), the Company shall not thereafter permit such indulgence, waiver or other accommodation granted by the Banks to be modified in a manner favorable to the Banks unless the indulgence, waiver or other accommodation granted by the holders of Notes shall be similarly and simultaneously modified.

(d)    At any time on or after the release by the Banks of an undertaking to secure in respect of the Credit Agreement that was given to the Banks by any Subsidiary, at the request of the Company the holders of Notes shall release such Subsidiary from its Undertaking to Secure given to such holders hereunder; provided, however, that the Company shall not thereafter permit such Subsidiary to give to the Banks any such undertaking to secure unless such Subsidiary simultaneously gives an Undertaking to Secure to the holders of Notes.

9.9.    Excluded Subsidiaries.

Notwithstanding any other provision of this Agreement to the contrary, the Obligors will ensure that each of the Excluded Subsidiaries ceases to exist within 120 days of the date of the Closing and, until such Excluded Subsidiaries cease to exist, none of such Subsidiaries will carry on any active business whatsoever, no intercompany loans will be made to such Subsidiaries and no assets will be conveyed to such Subsidiaries.

10.	NEGATIVE COVENANTS.

Each Obligor jointly and severally covenants that so long as any of the Notes are outstanding:

10.1.    Transactions with Affiliates.

The Obligors will not, and will not permit any Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

10.2.    Merger, Consolidation, etc.

Neither Obligor will, and neither Obligor will permit any Subsidiary Guarantor to, directly or indirectly, enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement or, except as provided in the last sentence of this Section 10.2, liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) or convey, transfer or lease substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a)    in the case of the Obligors, the successor formed by such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of the Company or the Guarantor (the “Obligor Successor”), shall be a solvent corporation organized and existing under the laws of Canada or any Province thereof, or the United States of America or any State thereof (including the District of Columbia), and, if the Company or the Guarantor, as the case may be, is not the Obligor Successor, (i) the Obligor Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of (x) this Agreement, the Notes and the other Financing Documents to which the Company is a party, in the case of the Company and (y) this Agreement, the Guarantees and the other Financing Documents to which the Guarantor is a party, in the case of the Guarantor, (ii) in the case of any transaction contemplated by this subsection (a) involving the Company, each Subsidiary Guarantor shall have executed and delivered to each holder of Notes its confirmation of its duties and obligations under the Subsidiary Guarantee to which it is a party after giving effect to such transaction, and (iii) the Obligor Successor shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof; and

(b)    in the case of any Subsidiary Guarantor (other than the Guarantor), the successor formed by any such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of such Subsidiary Guarantor (the “Guarantor Successor”), shall be (1) either an Obligor, such Subsidiary Guarantor or another Subsidiary Guarantor, (2) a solvent corporation duly organized and existing under the laws of Canada or any Province thereof, the United States of America or any State thereof (including the District of Columbia) or the jurisdiction of organization of such Subsidiary Guarantor, and (i) such Guarantor Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of the relevant Subsidiary Guarantee and (ii) the Obligors shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof or (3) any other Person so long as the transfer of all of the assets of such Subsidiary would have otherwise been permitted by Section 10.9 and such transaction is treated as a Disposition of all of the assets of such Subsidiary for purposes of Section 10.9; and

(c)    in the case of any such transaction, (i) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing and (ii) the Obligors shall have demonstrated to the reasonable satisfaction of the Required Holders that all actions necessary to preserve and maintain the Lien of the Security Documents and the Lien arising in connection with the Credit Agreement, the 2001 Note Agreement and the 2003 Note Agreement in each case on the Collateral have been taken.

No such conveyance, transfer or lease of substantially all of the assets of either Obligor shall have the effect of releasing such Obligor or any successor corporation that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under (x) this Agreement, the Notes or the other Financing Documents to which the Company is a party, in the case of the Company or (y) this Agreement, the Guarantees or the other Financing Documents to which the Guarantor is a party, in the case of the Guarantor. The Obligors may cause or permit any Subsidiary to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) if, in the good faith judgment of the Company, such liquidation, winding-up or dissolution could not, individually or in the aggregate, have a Material Adverse Effect.

10.3.    Liens.

The Obligors will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon or with respect to any property or assets, whether now owned or hereafter acquired, of the Company or any Subsidiary, excluding from the operation of this Section the following Liens (each a “Permitted Lien” and together, the “Permitted Liens”):

(a)    Liens securing Indebtedness of the Company or any Subsidiary outstanding on the date of the Closing as specified in Schedule 5.15 (to the extent such Lien is not otherwise permitted by any other subsections of this Section 10.3) and Liens securing any extension, renewal or refunding of such Indebtedness, provided that (i) the principal amount of such Indebtedness outstanding immediately before giving effect to such extension, renewal or refunding is not increased and (ii) such Lien does not cover any additional property of the Company or any Subsidiary;

(b)    Liens incurred and pledges and deposits made in connection with workers’ compensation, unemployment insurance, old-age pensions and similar legislation (other than ERISA);

(c)    Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(d)    statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business;

(e)    Liens securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith in accordance with Section 9.4 by appropriate proceedings;

(f)    permits, right-of-way, zoning restrictions, easements, licenses, or reservations or restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of the Company or any of its Subsidiaries or materially impair the operation of the business of the Company or any of its Subsidiaries;

(g)    Liens arising out of the leasing of personal property by the Company or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate, for the Company and its Subsidiaries, an amount equal to 5% of

Consolidated Total Assets as at the end of the fiscal quarter of the Company most recently ended at such time (or the equivalent thereof, as of any date of determination, in any other currency);

(h)    any Lien created to secure all or any part of the purchase price, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Company or any Subsidiary after the date of the Closing, provided that

(i)    any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon),

(ii)    the principal amount of the Indebtedness secured by any such Lien shall at no time exceed an amount equal to 100% of the lesser of (A) the cost to the Company or such Subsidiary of the property (or improvement thereon) so acquired or constructed and (B) the fair market value (as determined in good faith by the board of directors of the Company) of such property (or improvement thereon) at the time of such acquisition or construction, and

(iii)    any such Lien shall be created contemporaneously with, or within 180 days after, the acquisition or construction of such property;

(i)    any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any Subsidiary at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person becoming a Subsidiary or such acquisition of property, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property;

(j)    reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(k)    security given in the ordinary course of business by the Company or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of the Company or any of its Subsidiaries (other than in connection with borrowed money) securing not more than an aggregate amount equal to an amount equal to 5% of Consolidated Total Assets as at the end of the fiscal quarter of the Company most recently ended at such time (or the equivalent thereof, as of any date of determination, in any other currency);

(l)    Liens granted pursuant to the Security Documents and any additional or further security granted to the Collateral Agent by the Obligors or any Subsidiary Guarantor or any future Subsidiary of the Company, and Liens equally and ratably securing all amounts owing under the Credit Agreement, the 2001 Note Agreement, the 2003 Note Agreement, this Agreement and the promissory notes issued hereunder and thereunder (provided that and for so long as the Intercreditor Agreement is in full force and effect);

(m)    Liens in respect of Permitted Loans;

(n)    Liens, subordinate in priority to the Liens created under the Security Documents, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances of any assets (other than current assets (but including capital stock)) acquired by the Company or any of its Subsidiaries provided that (i) any such Liens are restricted to the assets so acquired and (ii) the aggregate amount secured by such Liens does not exceed an amount equal to 5% of Consolidated Total Assets as at the end of the fiscal quarter of the Company most recently ended at such time (or the equivalent thereof, as of any date of determination, in any other currency); and

(o)    Liens in addition to those described in Subsections (a) through (n) above securing Indebtedness of the Company or any Subsidiary, but only to the extent that the Indebtedness secured by each such Lien is permitted to be outstanding under Section 10.8.

10.4.    Consolidated Net Worth.

The Obligors will not permit Consolidated Net Worth as of the end of any fiscal quarter of the Company to be less than the sum of (i) U.S.$156,000,000 plus (ii) the amount equal to 50% of Consolidated Net Earnings for the fiscal quarter of the Company ending March 31, 2005 (but only if the Consolidated Net Earnings for such fiscal quarter is a positive number), plus (iii) the amount equal to the sum of 50% of Consolidated Net Earnings for each completed fiscal year of the Company commencing with the fiscal year ending March 31, 2006 (but only if the Consolidated Net Earnings for such fiscal year is a positive number), plus (iv) 100% of the net proceeds received by the Company from a sale of its capital stock (whether or not made pursuant to a public offering) or a capital contribution or other equity injection of any kind, in each case made after the date of Closing but only if the aggregate net proceeds from all such sales, capital contributions and equity injections exceeds U.S.$10,000,000, provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Company, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Company, shall not be required to be added pursuant to this clause (iv) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Company.

10.5.    Leverage Ratio.

The Obligors will not at any time permit the Total Debt/EBITDA Ratio to exceed 3.5 to 1.0.

10.6.    Interest Coverage Ratio.

The Obligors will not, as at the end of any fiscal quarter of the Company, permit the Interest Coverage Ratio for the period of four fiscal quarters of the Company ending on the last day of such fiscal quarter, to be less than 2.0 to 1.0.

10.7.    Subsidiary Indebtedness.

The Obligors will not permit any Subsidiary to, create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness, excluding from the operation of this Section:

(a)    Indebtedness outstanding on the date of the Closing and specified in Schedule 5.15 and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased;

(b)    Indebtedness of a Person outstanding at the time such Person becomes a Subsidiary (and not incurred in anticipation thereof) and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased;

(c)    Indebtedness of the Guarantor or any Subsidiary Guarantor incurred after the date of the Closing;

(d)    Indebtedness owing to either Obligor or any Subsidiary Guarantor; and

(e)    Indebtedness of a Subsidiary in addition to that otherwise permitted by the foregoing provisions of this Section 10.7, provided that on the date the Subsidiary incurs or otherwise becomes liable with respect to any such additional Indebtedness and immediately after giving effect thereto,

(i)    no Default or Event of Default exists, and

(ii)    the total amount of all Indebtedness permitted to be outstanding pursuant to this Section 10.7(e) does not exceed Indebtedness permitted to be outstanding under Section 10.8.

10.8.    Limitation on Priority Debt.

The Obligors will not, at any time, permit Priority Debt to exceed 10% of Consolidated Total Assets (as determined at the end of the then most recently ended fiscal quarter of the Company).

10.9.    Disposition of Assets.

The Obligors will not, and will not permit any Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of (collectively a “Disposition”) any of its properties or assets unless, after giving effect to such proposed Disposition, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the assets subject to such Disposition shall be sold for consideration not less than the fair market value of such assets, (iii) the aggregate book value of all assets that were the subject of a Disposition during the period commencing on the first day of the then current fiscal year of the Company and ending on the date of such proposed Disposition (the “Disposition Date”) does not exceed 15% of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to the Disposition Date and (iv) the aggregate book value of all assets that were the subject of a Disposition during the period commencing on the date of Closing through the applicable Disposition Date does not exceed 25% of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to such Disposition Date. Any Disposition of shares of stock of any Subsidiary shall, for purposes of this Section, be valued at an amount that bears the same proportion to the total assets of such Subsidiary as the number of such shares bears to the total number of shares of stock of such Subsidiary. Notwithstanding the foregoing, the following Dispositions shall not be taken into account under this Section 10.9:

(a)    any Disposition pursuant to a transaction consummated in accordance with Section 10.2;

(b)    any Disposition of inventory, equipment, fixtures, supplies or materials made in the ordinary course of business at fair value;

(c)    any Disposition by the Guarantor or a Subsidiary Guarantor to the Obligors or a Subsidiary Guarantor, or by any other Subsidiary to the Obligors or another Subsidiary; and

(d)    any Disposition the Net Proceeds of which are applied within 365 days of the related Disposition Date to either (A) the acquisition by the Company or such Subsidiary, as the case may be, of operating assets of at least equivalent value to the assets which are the subject of such Disposition (it being understood that “operating assets” shall not include cash or cash equivalents) or (B) the redemption or repayment by the Company or such Subsidiary, as the case may be, of the Notes pursuant to an offer to make a prepayment or redemption of Indebtedness pursuant to Section 8.4 and of any Indebtedness ranking pari passu with the Notes (other than any such Indebtedness owing to the Company or any of its Subsidiaries or Affiliates and any such Indebtedness in respect of any revolving credit or similar facility providing the Company or any of its Subsidiaries with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with repayment of such Indebtedness the availability of credit under such credit facility is permanently reduced by an amount no less than the amount of such repayment). (To the extent that one or more holders do not accept the Disposition Prepayment Offers or Secondary Disposition Prepayment Offers provided for in Section 8.4, the aggregate amount specified in such offers (without duplication) shall be applied by the Company or such Subsidiary to the redemption or prepayment of other such Indebtedness ranking pari passu with the Notes, if any, within such 365 day period.)

11.	EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)    default shall be made in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)    default shall be made in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

(c)    default shall be made

(i)    by either Obligor in the performance of or compliance with any term contained in Section 10.2 or Section 10.4 through Section 10.9, inclusive, and such default is not remedied within 10 Business Days after the occurrence thereof;

(ii)    by the Company if the Company fails to make a Disposition Prepayment Offer in accordance with Section 8.4; or

(iii)    by either Obligor in the performance of or compliance with any other term contained herein or in any other Financing Document (other than those referred to in paragraphs (a), (b), (c)(i) and (c)(ii) of this Section 11) and (to the extent that such default is capable of being remedied and during the 30 Business Day period referred to below such Obligor is proceeding actively and diligently in good faith to remedy such default to the satisfaction of the Required Holders) such default is not remedied within 30 Business Days after the earlier of (x) a Responsible Officer obtaining actual knowledge of such default and (y) an Obligor receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (c)(iii) of Section 11); or

(d)    any representation or warranty made in writing by or on behalf of either Obligor or any Subsidiary Guarantor or by any officer of either Obligor or any Subsidiary Guarantor in this Agreement, any Subsidiary Guarantee or any other Financing Document, or in any writing furnished in connection with the transactions contemplated hereby, proves to have been false or incorrect in any material respect on the date as of which made; or

(e)    (i) any Event of Default under and as defined in the Credit Agreement, the 2001 Note Agreement or the 2003 Note Agreement shall have occurred and be continuing, or (ii) either Obligor or any Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount equal to at least 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency) beyond any period of grace provided with respect thereto, or (iii) either Obligor or any Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount equal to at least 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iv) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), either Obligor or any Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount equal to at least 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency); or

(f)    either Obligor or any Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as bankrupt, insolvent or to be liquidated, or (vi) takes corporate, partnership, company or other similar action for the purpose of any of the foregoing; or

(g)    a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by either Obligor, or any Subsidiary, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of either Obligor or any Subsidiary, or any such petition shall be filed against either Obligor or any Subsidiary and such petition shall not be dismissed within 60 days; or

(h)    an application or an order is made, proceedings are commenced, or an application to a court or other steps are taken for the winding up, liquidation, dissolution or administration of either Obligor or any Subsidiary, or a receiver, receiver and manager, administrative receiver or similar officer is appointed to all or any of the assets and undertakings of either Obligor or any Subsidiary, and such appointment continues undischarged for 30 days; or

(i)    a final judgment or judgments for the payment of money aggregating in excess of an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency) are rendered against one or more of the Obligors and their Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j)    if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified either Obligor or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company, (iv) either Obligor or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) either Obligor or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) either Obligor or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of either Obligor or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events and any failure or failures referred to in Section 11(k), could reasonably be expected to have a Material Adverse Effect; or

(k)    (i) the aggregate accumulated funding deficiency or other unfunded liability with respect to all Foreign Pension Plans (other than pension plans) maintained by the Obligors and their Subsidiaries exceeds an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or its equivalent in other currencies), (ii) the accumulated funding deficiency or other unfunded liability with respect to any Foreign Pension Plan that is a pension plan maintained by any Obligor or any Subsidiary exceeds the maximum amount prescribed by any applicable laws or regulations of any Governmental Authority, or (iii) either Obligor or any Subsidiary shall otherwise fail to comply with any laws, regulations or orders in the establishment, administration or maintenance of any Foreign Pension Plan or shall fail to pay or accrue any premiums, contributions or other amounts required by applicable Foreign Pension Plan documents or applicable laws; and any such failure either individually or in the aggregate together with any event or events referred to in Section 11(j), could reasonably be expected to have a Material Adverse Effect; or

(l)    (i) the obligations of either Obligor or any Subsidiary Guarantor under any Guarantee, the Subsidiary Guarantee or any other Financing Document to which such

Person is a party, as the case may be, shall cease to be in full force and effect (except to the extent any such Financing Document has been terminated in accordance with Section 9.8(b)) or shall be declared by a court or other Governmental Authority of competent jurisdiction to be void, voidable or unenforceable against such Person, (ii) either Obligor, any Subsidiary Guarantor or any Person acting on behalf of either Obligor or any Subsidiary Guarantor shall contest in any manner the validity, binding nature or enforceability of any Guarantee, any Subsidiary Guarantee or other Financing Document, or (iii) either Obligor or any Subsidiary Guarantor shall deny that it has any further liability or obligation under any Guarantee, any Subsidiary Guarantee or other Financing Document, as the case may be.

As used in Section 11(j), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.

12.	REMEDIES ON DEFAULT, ETC.

12.1.    Acceleration.

(a)    If an Event of Default with respect to an Obligor described in paragraph (f), (g) or (h) of Section 11 (other than an Event of Default described in clause (i) of paragraph (f) or described in clause (vi) of paragraph (f) by virtue of the fact that such clause encompasses clause (i) of paragraph (f)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)    If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)    If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (y) the applicable Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Obligors acknowledge, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Obligors (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.    Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or in any other Financing Document, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.    Rescission.

At any time prior to the date which is 90 days after any Notes have been declared due and payable pursuant to paragraph (b) or (c) of Section 12.1, the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Obligors have paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 19, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.    No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred on any holder of a Note by this Agreement, any Note or any other Financing Document shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Obligors under Section 17, the Obligors will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13.	TAX INDEMNIFICATION.

(a)    Any and all payments under this Agreement, the Notes or the Guarantees to or for the account of any holder of a Note shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except to the extent such deduction or withholding is required by law. If any Tax is required by law to be deducted or withheld from any such payments by the Guarantor or the Company, the Guarantor or the Company, as the case may be, will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any payment made to any holder pursuant to this Subsection (a) as provided below) before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which either Obligor resides for tax purposes or any jurisdiction from or through which either Obligor is making any payment in respect of any Note or any Guarantee, other than any Governmental Authority of or in the United States of America or any political subdivision thereof or therein, of any Tax (“Indemnifiable Tax”) upon or with respect to any payments in respect of any Note or any Guarantee, whether by withholding or otherwise, the Obligor making such payment hereby agrees to pay forthwith from time to time in connection with each payment on the Notes or the Guarantees, as the case may be, to each holder of a Note such additional amounts as shall be required so that every payment received by such holder in respect of the Notes and the Guarantees and every payment received by such holder under this Agreement will not, after such withholding or deduction or other payment for or on account of such Tax (including, without limitation, the full amount of any additional Indemnifiable Tax required to be deducted or withheld from or otherwise paid in respect of any additional amount paid to such holder pursuant to this Subsection (a)) and any interest or penalties relating thereto, be less than the amount due and payable to such holder in respect of such Note or Guarantee or under this Agreement before the assessment of such Indemnifiable Tax. In addition, the Obligors shall indemnify each holder of Notes for the full amount of Indemnifiable Taxes paid or required to be paid by such holder on amounts payable pursuant to this Agreement, the Notes or the Guarantees and any liability (including penalties, interest and expenses) arising therefrom, together with such amounts as will result in such holder of Notes receiving the amount that would otherwise have been received by it in the absence of such Indemnifiable Taxes and the indemnification provided for herein. Except where either Obligor, as the case may be, is required to deduct or withhold any Indemnifiable Tax, each holder of Notes, upon becoming aware of its liability (or potential liability) for any Indemnifiable Taxes, shall promptly notify the Obligors of such liability (or potential liability) for such Indemnifiable Taxes for which the Obligors are required to indemnify such holder pursuant to this Subsection (a) and of the amount payable to it by the Obligors pursuant hereto, and the Obligors shall jointly and severally pay such amounts either (x) directly to the Applicable Taxing Authority or other relevant Governmental Authority that imposed such Indemnifiable Taxes, as the case may be, on or before the date such Indemnifiable Taxes are due or (y) if such holder of Notes has already paid such Indemnifiable Taxes, to such holder of Notes within 10 days of the receipt of such notice (and, if such Indemnifiable Taxes are not paid on or before the date specified in clause (x) or within the period specified in clause (y), as the case may be, shall bear interest at the Default Rate thereafter). Such holder of Notes shall determine the amount payable to it, which determination shall be conclusive in the absence of manifest error, and such holder shall not be required to disclose any confidential or proprietary information in connection with such determination. Notwithstanding anything contained in this Subsection (a) to the contrary, neither Obligor shall be obliged to pay such amounts to any holder of a Note in respect of Indemnifiable Taxes to the extent Indemnifiable Taxes exceed the Indemnifiable Taxes that would have been payable:

(i)    had such holder not been a resident of Canada within the meaning of the Income Tax Act (Canada) or not used or held such Note in the course of carrying on a business in Canada within the meaning of the Income Tax Act (Canada); or

(ii)    had such holder not had any connection with Canada or any territory or political subdivision thereof other than the mere holding of a Note with the benefit of a Guarantee and the Subsidiary Guarantees (or the receipt of any payments in respect thereof) or activities incidental thereto (including enforcement thereof); or

(iii)    had such holder not dealt with the Company on a non-arm’s length basis (within the meaning of the Income Tax Act (Canada)) in connection with any such payment; or

(iv)    but for the delay or failure by such holder (following a written request by an Obligor) in the filing with an appropriate Governmental Authority or otherwise of forms, certificates, documents, applications or other reasonably required evidence (collectively “Forms”), that are required to be filed by such holder to avoid or reduce such Taxes (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder) and that in the case of any of the foregoing would not result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, provided that such holder shall be deemed to have satisfied the requirements of this clause (iv) upon the good faith completion and submission of such Forms as may be specified in a written request of an Obligor no later than 45 days after receipt by such holder of such written request (provided, that if such Forms are Forms required pursuant to the laws of any jurisdiction other than the United States of America or any political subdivision thereof, such written request shall be accompanied by such Forms in English or with an English translation thereof).

(b)    Within 60 days after the date of any payment by either Obligor of any Tax pursuant to Subsection (a) in respect of any payment under the Notes, the Guarantees or this Section 13, such Obligor shall furnish to each holder of a Note the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note. If an Obligor shall have determined, with respect to any holder of Notes, that a deduction or withholding of Tax is required to be made with respect to such holder and that no amounts are required to be paid to such holder under Subsection (a) of this Section 13 as the result of an exemption therefrom as provided in Subsection (a), such Obligor shall promptly inform such holder, in writing, of the imposition or withholding of such Tax and of the applicable exemption set forth in Subsection (a) that the Obligor claims releases such Obligor from the obligation to pay any such amount otherwise payable under Subsection (a).

(c)    The obligations of the Obligors under this Section 13 shall survive the transfer or payment of any Note.

(d)    If an Obligor has made a payment to or on account of any holder of a Note pursuant to Subsection (a) above and such holder is entitled to a refund of the Tax to which such payment is attributable from the Governmental Authority to which the payment of the Tax was made and such refund is readily determinable by such holder (such amount to be no greater than an amount that, if paid to such Obligor by such holder, would leave such holder in no worse position than would have existed had such Tax not been required by law to be paid) and can be obtained by filing one or more Forms (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder), then (i) such holder shall, as soon as practicable after receiving a written request therefor from an Obligor (which request shall specify in reasonable detail the Forms to be filed), file such Forms and (ii) upon receipt of such refund, if any, promptly pay over such refund to such Obligor without interest. This Subsection (d) shall not require any holder of Notes: (x) to account for any indirect taxation benefits arising from the deducting or withholding of any Tax, (y) to disclose any confidential or proprietary information, or (z) to arrange its tax or financial affairs in any particular manner.

14.	GUARANTEE, ETC.

14.1.    Guarantee.

The Guarantor hereby guarantees to each holder of any Note or Notes at any time outstanding and to the Collateral Agent (a) the prompt payment in full, in U.S. Dollars, when due (whether at stated maturity, by acceleration, by mandatory or optional prepayment or otherwise) of the principal of and Make-Whole Amount (if any) and interest on the Notes (including, without limitation, interest on any overdue principal, Make-Whole Amount and, to the extent permitted by applicable law, on any overdue interest and on payment of additional amounts described in Section 13) and all other amounts from time to time owing by the Company under this Agreement and under the Notes (including, without limitation, costs, expenses and taxes), and (b) the prompt performance and observance by the Company of all covenants, agreements and conditions on its part to be performed and observed hereunder, in each case strictly in accordance with the terms thereof including all of such obligations which would become due but for the commencement of an insolvency or bankruptcy proceeding or any reorganization or receivership of the Company (such payments and other obligations being herein collectively called the “Guaranteed Obligations”). The Guarantor hereby further agrees that if the Company shall default in the payment or performance of any of the Guaranteed Obligations, the Guarantor will (x) promptly pay or perform the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration, by mandatory or optional prepayment or otherwise) in accordance with the terms of such extension or renewal and (y) pay to the holder of any Note such amounts, to the extent lawful, as shall be sufficient to pay the costs and expenses of collection or of otherwise enforcing any of such holder’s rights under this Agreement, including, without limitation, reasonable counsel fees.

All obligations of the Guarantor under this Section 14 shall survive the transfer of any Note, and any obligations of the Guarantor under this Section 14 with respect to which the underlying obligation of the Company is expressly stated to survive payment of any Note shall also survive payment of such Note.

14.2.    Obligations Unconditional.

(a)    The obligations of the Guarantor under Section 14.1 constitute a present and continuing guaranty of payment and performance and not merely collectibility and are absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the obligations of the Company under this Agreement, the Notes or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 14.2 that the obligations of the Guarantor hereunder shall be absolute and unconditional, under any and all circumstances. Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantor hereunder which shall remain absolute and unconditional as described above:

(i)    any amendment or modification of any provision of this Agreement or any of the Notes or any assignment or transfer thereof, including without limitation the renewal or extension of the time of payment of any of the Notes or the granting of time in respect of such payment thereof, or of any furnishing or acceptance of security or any additional guarantee or any release of any security or guarantee so furnished or accepted for any of the Notes (including any release of Collateral pursuant to Section 9.8(b));

(ii)    any waiver, consent, extension, granting of time, forbearance, indulgence or other action or inaction under or in respect of this Agreement or the Notes, or any exercise or non-exercise of any right, remedy or power in respect hereof or thereof;

(iii)    any bankruptcy, receivership, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceedings with respect to the Company or any other Person or the properties or creditors of any of them;

(iv)    the occurrence of any Default or Event of Default under, or any invalidity or any unenforceability of, or any misrepresentation, irregularity or other defect in, this Agreement, the Notes or any other agreement;

(v)    any transfer of any assets to or from the Company, including without limitation any transfer or purported transfer to the Company from any Person, any invalidity, illegality of, or inability to enforce, any such transfer or purported transfer, any consolidation or merger of the Company with or into any Person, any change in the ownership of any shares of capital stock of the Company, or any change whatsoever in the objects, capital structure, constitution or business of the Company;

(vi)    any default, failure or delay, willful or otherwise, on the part of the Company or any other Person to perform or comply with, or the impossibility or illegality of performance by the Company or any other Person of, any term of this Agreement, the Notes or any other agreement;

(vii)    any suit or other action brought by, or any judgment in favor of, any beneficiaries or creditors of, the Company or any other Person for any reason whatsoever, including without limitation any suit or action in any way attacking or involving any issue, matter or thing in respect of this Agreement, the Notes or any other agreement;

(viii)    any lack or limitation of status or of power, incapacity or disability of the Company or any trustee or agent thereof; or

(ix)    any other thing, event, happening, matter, circumstance or condition whatsoever, not in any way limited to the foregoing.

(b)    The Guarantor hereby unconditionally waives diligence, presentment, demand of payment, protest and all notices whatsoever and any requirement that any holder of a Note exhaust any right, power or remedy against the Company under this Agreement or the Notes or any other agreement or instrument referred to herein or therein, or against any other Person under any other guarantee of, or security for, any of the Guaranteed Obligations.

(c)    In the event that the Guarantor shall at any time pay any amount on account of the Guaranteed Obligations or take any other action in performance of its obligations hereunder, the Guarantor shall not exercise any subrogation or other rights hereunder or under the Notes and the Guarantor hereby waives all rights it may have to exercise any such subrogation or other rights, and all other remedies that it may have against the Company, in respect of any payment made hereunder unless and until the Guaranteed Obligations shall have been indefeasibly paid in full. If any amount shall be paid to the Guarantor on account of any such subrogation rights or other remedy, notwithstanding the waiver thereof, such amount shall be received in trust for the benefit of the holders of the Notes and shall forthwith be paid to such holders to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof. The Guarantor agrees that its obligations under this Section 14 shall be automatically reinstated if and to the extent that for any reason any payment (including payment in full) by or on behalf of the Company is rescinded or must be otherwise restored by any holder of a Note, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid.

The guarantee in this Section 14 is a continuing guarantee and shall apply to the Guaranteed Obligations whenever arising. Each default in the payment or performance of any of the Guaranteed Obligations shall give rise to a separate claim and cause of action hereunder, and separate claims or suits may be made and brought, as the case may be, hereunder as each such default occurs.

If an event permitting the acceleration of the maturity of the principal amount of the Notes shall at any time have occurred and be continuing, and such acceleration (and the effect thereof on the Guaranteed Obligations) shall at such time be prevented by reason of the pendency against the Company or any other Person of a case or proceeding under a bankruptcy or insolvency law, the Guarantor agrees that, for purposes of its obligations under this Section

14, the maturity of the principal amount of the Notes shall be deemed to have been accelerated (with a corresponding effect on the Guaranteed Obligations) with the same effect as if the holders had accelerated the same in accordance with the terms of this Agreement, and the Guarantor shall forthwith pay such principal amount, any interest thereon, any Make-Whole Amount, and any other amounts guaranteed hereunder without further notice or demand.

14.3.    Guarantees Endorsed on the Notes.

Each Note shall have endorsed thereon a Guarantee of the Guarantor in the form of Exhibit 1-A.

15.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

15.1.    Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and neither Obligor shall be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

15.2.    Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within ten (10) Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1 and shall have the Guarantee of the Guarantor endorsed thereon. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S.$100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2 and to have become a party to the Intercreditor Agreement in accordance with the terms thereof.

15.3.    Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 20) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)    in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$10,000,000 in excess of the outstanding principal amount of such Note or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)    in the case of mutilation, upon surrender and cancellation thereof,

within ten (10) Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon, and having the Guarantee of the Guarantor endorsed thereon.

16.	PAYMENTS ON NOTES.

16.1.    Place of Payment.

Subject to Section 16.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of JPMorgan Chase Bank, N.A. in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in New York, New York.

16.2.    Home Office Payment.

So long as any Purchaser or any nominee of such Purchaser shall be the holder of any Note, and notwithstanding anything contained in Section 16.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest, and any other amounts which may become owing under this Agreement or the Notes, by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 16.1. Prior to any sale or other disposition of any Note held by any Purchaser or any nominee of such Purchaser, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 15.2. The Company will afford the benefits of this Section 16.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by any Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 16.2.

17.	EXPENSES, ETC.

17.1.    Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Obligors will pay all costs and expenses (including reasonable attorneys’ fees of a special Canadian counsel and a special U.S. counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers, each other holder of a Note and the Collateral Agent in connection with such transactions, with the perfection of the Liens in and on the Collateral contemplated by the Security Documents and with any amendments, waivers or consents under or in respect of this Agreement, the Notes or the other Financing Documents (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes or the other Financing Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes or the other Financing Documents, or by reason of being a holder of any Note, and all reasonable expenses incurred by each holder of a Note and the Collateral Agent incurred in connection with the preservation of any Lien or realization on or pursuit of remedies with respect to any Collateral following the occurrence and during the continuance of any Default or Event of Default, and (b) the costs and expenses, including reasonable financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of either Obligor or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Financing Documents. The Obligors will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those, if any, retained by such Purchaser or other holder in connection with the purchase of the Notes).

17.2.    Taxes.

The Obligors will pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery of this Agreement, any of the Notes or any other Financing Documents or of any amendment of, or waiver or consent under or with respect to, this Agreement, any of the Notes or any other Financing Documents and will save each holder of a Note harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax required to be paid by the Company or the Guarantor hereunder.

17.3.    Survival.

The obligations of the Obligors under this Section 17 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes or the other Financing Documents, and the termination of this Agreement.

18.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein and in the other Financing Documents shall survive the execution and delivery of this Agreement, the Notes and the other Financing Documents, and the purchase or transfer by each Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and until all amounts which may be or become payable by either Obligor or any Subsidiary Guarantor under or in connection with this Agreement, the Notes or any other Financing Documents have been irrevocably paid in full. All such representations and warranties may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of either Obligor pursuant to this Agreement or any other Financing Document shall be deemed representations and warranties of such Obligor under this Agreement. Subject to the preceding sentence, this Agreement, the Notes and the other Financing Documents embody the entire agreement and understanding between the Purchasers and the Obligors and supersede all prior agreements and understandings relating to the subject matter hereof.

19.	AMENDMENT AND WAIVER.

19.1.    Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Obligors and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 23 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend any of Sections 8, 11(a), 11(b), 12, 13, 14, 19, 22 or 25.

19.2.    Solicitation of Holders of Notes.

(a)    Solicitation. The Obligors will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any other Financing Document. The Obligors will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 19 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)    Payment. Neither Obligor will directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or any other Financing Document unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

19.3.    Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 19 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Obligors without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between either Obligor and the holder of any Note or the Collateral Agent nor any delay in exercising any rights hereunder or under any Note or under any other Financing Document shall operate as a waiver of any rights of any holder of such Note or the Collateral Agent. As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

19.4.    Notes held by Obligors, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes or any other Financing Document, or have directed the taking of any action provided herein, in the Notes or in any other Financing Document to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by either Obligor or any Affiliate of either Obligor shall be deemed not to be outstanding.

20.	NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by an internationally recognized overnight delivery service (charges prepaid), or (b) by an internationally recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i)    if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii)    if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing,

(iii)    if to the Collateral Agent, to its address as provided in the Intercreditor Agreement,

(iv)    if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Doug Cooke, or at such other address as the Company shall have specified to the holder of each Note in writing, or

(v)    if to the Guarantor, to the Guarantor at its address set forth at the beginning hereof to the attention of Doug Cooke, or at such other address as the Guarantor shall have specified to the holder of each Note in writing.

Notices under this Section 20 will be deemed given only when actually received.

21.	REPRODUCTION OF DOCUMENTS.

This Agreement, the other Financing Documents and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser and the Collateral Agent at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser and the Collateral Agent, may be reproduced by such Purchaser and the Collateral Agent by any photographic, photostatic, electronic, digital or other similar process and such Purchaser and the Collateral Agent may destroy any original document so reproduced. The Obligors agree and stipulate that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser or the Collateral Agent in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 21 shall not prohibit an Obligor or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from contesting the admission of such reproductions based on the inaccuracy of any such reproduction.

22.	CONFIDENTIAL INFORMATION.

For the purposes of this Section 22, “Confidential Information” means information delivered to any Purchaser by or on behalf of either Obligor or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of such Obligor or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by an Obligor or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) such Purchaser’s directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by such Purchaser’s Notes), (ii) such Purchaser’s financial advisors and other professional advisors who agree (for the benefit of the Company) to hold confidential the Confidential Information substantially in accordance with the terms of this Section 22, (iii) any other holder of any Note, (iv) any Institutional Investor to which such Purchaser sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (v) any Person from which such Purchaser offers to purchase any security of an Obligor (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, (viii) as permitted by Section 10.1 of the Intercreditor Agreement, or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) to the extent reasonably required of such Purchaser, in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes, this Agreement or the other Financing Documents. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 22 as though it were a party to this Agreement. On reasonable request by an Obligor in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Obligors embodying the provisions of this Section 22.

23.	SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of such Purchaser’s Affiliates (provided such Affiliate is resident in the same jurisdiction as such Purchaser) as the purchaser of the Notes that such Purchaser has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 23) shall be deemed to refer to such Affiliate in lieu of such original Purchaser. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 23) shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

24.	JURISDICTION AND PROCESS; WAIVER OF JURY TRIAL.

EACH OF THE GUARANTOR AND THE COMPANY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR THE GUARANTEES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY LEGAL ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT OBTAINED AGAINST THE COMPANY OR THE GUARANTOR, AS THE CASE MAY BE, FOR BREACH HEREOF OR THEREOF, OR AGAINST ANY OF ITS PROPERTIES, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK BY ANY PURCHASER OR ON ANY PURCHASER’S BEHALF OR BY OR ON BEHALF OF ANY HOLDER OF A NOTE, AS ANY PURCHASER OR SUCH HOLDER MAY ELECT, AND EACH OF THE GUARANTOR AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR PURPOSES OF ANY SUCH LEGAL ACTION OR PROCEEDING. EACH OF THE GUARANTOR AND THE COMPANY HEREBY IRREVOCABLY APPOINTS AND DESIGNATES CORPORATION SERVICE COMPANY, WHOSE ADDRESS IS 1177 AVENUE OF THE AMERICAS, 17TH FLOOR, NEW YORK, NY 10036, OR ANY OTHER PERSON HAVING AND MAINTAINING A PLACE OF BUSINESS IN THE STATE OF NEW YORK WHOM THE COMPANY MAY FROM TIME TO TIME HEREAFTER DESIGNATE (HAVING GIVEN 30 DAYS’ NOTICE THEREOF TO EACH HOLDER OF A NOTE THEN OUTSTANDING), AS THE DULY AUTHORIZED AGENT FOR ACCEPTANCE OF SERVICE OF LEGAL PROCESS OF THE GUARANTOR AND THE COMPANY. EACH OF THE GUARANTOR AND THE COMPANY HEREBY AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING MAY BE EFFECTED BY SERVING NOTICE UPON CORPORATION SERVICE COMPANY OR ANY SUCH OTHER PERSON AND BY MAILING NOTICE OF SUCH SERVICE BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SPECIFIED IN SECTION 20 OR AT SUCH OTHER ADDRESS OF WHICH EACH HOLDER OF A NOTE SHALL HAVE BEEN NOTIFIED PURSUANT THERETO. NOTHING IN THIS SECTION 24 SHALL AFFECT THE RIGHT OF ANY HOLDER OF A NOTE TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW, OR LIMIT ANY RIGHT THAT THE HOLDERS OF ANY OF THE NOTES MAY HAVE TO BRING PROCEEDINGS AGAINST AN OBLIGOR IN THE COURTS OF ANY APPROPRIATE JURISDICTION OR TO ENFORCE IN ANY LAWFUL MANNER A JUDGMENT OBTAINED IN ONE JURISDICTION IN ANY OTHER JURISDICTION. IN ADDITION, EACH OF THE GUARANTOR AND THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO

THIS AGREEMENT, THE NOTES, THE GUARANTEES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES, THE GUARANTEES AND ANY OTHER FINANCING DOCUMENTS OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

25.	OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS.

All payments made by the Obligors under this Agreement, the Notes, the Guarantees or any other Financing Document, as the case may be, shall be in U.S. Dollars and the obligations of the Obligors to make payments in U.S. Dollars of any of their obligations under this Agreement, the Notes, the Guarantees or any other Financing Document shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than U.S. Dollars, except to the extent such tender or recovery shall result in the actual receipt by the holder of any Note of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations. The obligation of the Obligors to make payments in U.S. Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations, and shall not be affected by judgment being obtained for any other sums due under this Agreement, the Notes, the Guarantees or any other Financing Document.

26.	MISCELLANEOUS.

26.1.    Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

26.2.    Payments Due on Non-Business Days.

Anything in this Agreement or the Notes or any other Financing Document to the contrary notwithstanding (but without limiting the requirement in Section 8.5 and Section 8.7 that the notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or interest on any Note (or any amount payable by the Obligors to any holder of the Notes pursuant to Section 13(a) hereof) that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

26.3.    Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

26.4.    Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

26.5.    Statement of Interest Rate.

For purposes of any legislation respecting the statement of interest rates, the yearly rate for a 365- or 366-day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360-day year of twelve 30-day months” is the rate so specified, calculated and payable on a semi-annual basis; and the use of the term “360-day year of twelve 30-day months” is for matters of calculation of the semi-annual interest payments in respect of the Notes and does not alter the yearly rate described above.

26.6.    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

26.7.    Governing Law.

THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.
[Remainder of page intentionally left blank. Next page is signature page.]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement among the Purchasers, the Company and the Guarantor.

Very truly yours,

FIRSTSERVICE CORPORATION

By:

Name:	John B. Friedrichsen
Title:	Senior Vice President
and Chief Financial Officer

FIRSTSERVICE DELAWARE, LP

By:	FirstService Corporation, its General Partner

By

Name:	John B. Friedrichsen
Title:	Senior Vice President
and Chief Financial Officer

The foregoing is hereby agreed to
as of the date thereof.

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

By ___________________________
Name:
Title:

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

By ___________________________
Name:
Title:

JEFFERSON-PILOT LIFE INSURANCE COMPANY

By ___________________________
Name:
Title:

[Signature Page to Note and Guarantee Agreement]

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: Babson Capital Management LLC, as Investment Adviser

By ___________________________
Name:
Title:

C.M. LIFE INSURANCE COMPANY
By: Babson Capital Management LLC, as Investment Sub-Adviser

By ___________________________
Name:
Title:

HAKONE FUND LLC
By: Babson Capital Management LLC, as Investment Manager

By ___________________________
Name:
Title:

MASSMUTUAL ASIA LIMITED
By: Babson Capital Management LLC, as Investment Adviser

By ___________________________
Name:
Title:

PACIFIC LIFE INSURANCE COMPANY
(Nominee: Mac & Co.)

By ___________________________
Name:
Title:

By ___________________________
Name:
Title:

MANUFACTURER’S LIFE INSURANCE COMPANY

By ___________________________
Name:
Title:

[Signature Page to Note and Guarantee Agreement]

THE OHIO NATIONAL LIFE INSURANCE COMPANY

By ___________________________
Name:
Title:

OHIO NATIONAL LIFE ASSURANCE CORPORATION

By ___________________________
Name:
Title:

BENEFICIAL LIFE INSURANCE COMPANY

By ___________________________
Name:
Title:

STANDARD INSURANCE COMPANY

By ___________________________
Name: Julie A. Grandstaff
Title: Assistant Vice President, Securities

[Signature Page to Note and Guarantee Agreement]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

Schedule A-1

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Affected Note” is defined in Section 8.3.

“Affiliate” means, at any time, (a) with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, or (b) with respect to the Company, shall include any other Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Agreement” is defined in Section 19.3.

“Annual Report” is defined in Section 5.3.

“Anti-Terrorism Order” means United States Executive Order 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism, 66 U.S. Fed. Reg. 49,079 (2001), as amended.

“Applicable Taxing Authority” is defined in Section 5.9(b).

“Banks” means the lenders from time to time a party to the Credit Agreement.

“Bank Security” means any “Security” or any “Undertaking to Secure” in each case as defined in the Credit Agreement.

“Business Day” means (a) for the purposes of Section 8.9 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Toronto, Ontario, Canada are required or authorized to be closed.

“Canadian Subsidiary Guarantor” means each Subsidiary Guarantor organized under the laws of Canada or any province or jurisdiction thereof.

Schedule B-1

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with U.S. GAAP.

“Cash Amount” means, at any time, the unpaid cash consideration payable in respect of any purchase of shares by the Company or any Subsidiary in the capital stock of any Subsidiary pursuant to any call option right in favor of the Company or any Subsidiary, as the case may be, which has been exercised in accordance with the terms of any Shareholders Agreement in respect of such Subsidiary.

“Closing” is defined in Section 3.

“CMN Cash Flow” means, for any period, the sum of consolidated net earnings of CMN International for any such period (excluding any equity interest of CMN International in the unremitted earnings of any Person that is not a subsidiary of CMN International), plus, to the extent deducted in determining such consolidated net earnings: depreciation, amortization, interest expense and income taxes, loss from discontinued operations, any non-cash and non-recurring gains, losses, or charges of the CMN Group and the minority interest share of earnings as stated on the consolidated financial statements of the CMN Group, but excluding any net income, gain, or loss during such period from any change in accounting principles, any extraordinary items, any prior period adjustments, or gains (or losses) on asset dispositions, in each case determined in accordance with U.S. GAAP.

“CMN Group” means CMN International and each of its Subsidiaries.

“CMN International” means CMN International Inc., a corporation incorporated under the laws of the Province of Ontario.

“Code” means the U.S. Internal Revenue Code of 1986 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Collateral” means all of the properties of the Company or any of its Subsidiaries subject or required to be subject to the Lien of any of the Security Documents.

“Collateral Agent” means CIBC Mellon Trust Company or any successor thereto under the Intercreditor Agreement.

“Company” is defined in the first paragraph of this Agreement.

“Confidential Information” is defined in Section 22.

“Consolidated Net Earnings” means, with respect to any period, the net earnings of the Company and its Subsidiaries for such period determined in accordance with U.S. GAAP and excluding (i) any extraordinary items and (ii) any equity interest of the Company in the unremitted earnings of any Person that is not a Subsidiary.

Schedule B-2

“Consolidated Net Worth” at any time means the sum of shareholders’ equity, preferred stock and minority interest as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Consolidated Total Assets” at any time means the total assets of the Company and its Subsidiaries as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Crown” means the Crown in Right of Canada or of any Province or Territory thereof.

“Credit Agreement” means the Fourth Amended and Restated Credit Agreement dated as of April 1, 2005 among the Obligors, FirstService (USA), Inc., the Subsidiaries of the Company named as Unlimited Guarantors therein, the Banks named on the execution pages thereto and the various parties acting as agents thereunder, as the same may from time to time be amended, modified supplemented, refinanced or replaced.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest that is the greater of (i) 2.00% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes or (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its “base” or “prime” rate.

“Direct Security” means each of (i) a Subsidiary Guarantee, (ii) a Pledge Agreement or Stock Pledge Agreement, an Assignment Agreement (Call Option Rights) and a Minority Shareholders’ Acknowledgement Agreement (Call Option Rights), in the case of each of the documents in this clause (ii) in substantially the form of the equivalent Security Documents bearing the same names set forth in Schedule 5.21 and delivered on the date of the Closing (provided that no Minority Shareholders’ Acknowledgement Agreement shall be required in respect of CMN Holdco Inc. and its Subsidiaries unless and until such time as the Banks shall have the benefit of such a Minority Shareholder Acknowledgement Agreement) and (iii) each other document constituting Direct Security delivered to the Banks from time to time after the Closing pursuant to the Credit Agreement or to the Collateral Agent for the benefit of the 2001 Noteholders, the 2003 Noteholders and the holders of the Notes from time to time after the Closing pursuant to the Note Agreements and this Agreement.

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.9.

“Disposition Date” is defined in Section 10.9.

“Disposition Prepayment Date” is defined in Section 8.4(a).

“Disposition Prepayment Offer” is defined in Section 8.4(a).

Schedule B-3

“EBITDA” means, for any period, Consolidated Net Earnings for such period plus the following to the extent deducted in determining Consolidated Net Earnings: depreciation, amortization, interest expense, income taxes, loss from discontinued operations, any non-cash and non-recurring gains, losses, or charges of the Company and its Subsidiaries and the minority interest share of earnings as stated on the consolidated financial statements of the Company and its Subsidiaries, but excluding any net income, gain, or loss during such period from any change in accounting principles, any extraordinary items, any prior period adjustments, or gains (or losses) on asset dispositions.

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with either Obligor under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Excluded Subsidiaries” means each of Alberta Security & Investigation Ltd., Century Investigation & Security Service Inc, FirstService GP Inc. and Nature Plus Inc.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of the Company or its Subsidiaries in respect of (in each case as determined on a “marked to market” basis on the date of determining the amount thereof):

(i)    a currency or interest rate swap agreement;

(ii)    a swap, future, forward or other foreign exchange agreement;

(iii)    a forward rate agreement;

(iv)    any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii);

(v)    any master agreement in respect of any agreement or contract referred to in the foregoing clauses (i), (ii) or (iii); or

(vi)    a Guaranty of the liabilities under an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii).

“Financing Documents” means this Agreement, the Notes, the Guarantees, each Subsidiary Guarantee and each Security Document.

Schedule B-4

“Foreign Pension Plan” means any plan, fund (including, without limitation, any super-annuation fund) or other similar program established or maintained outside the United States of America by either Obligor or any Subsidiary primarily for the benefit of employees residing outside the United States of America of such Obligor or such Subsidiary which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

“Forms” is defined in Section 13(a)(iv).

“General Partner” means the Company, as general partner of the Guarantor, and its successors and assigns.

“Governmental Authority” means

(a)    the government of

(i)    Canada, the United States of America or any Province, State or other political subdivision of either thereof, or

(ii)    any other jurisdiction in which either Obligor or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of either Obligor or any Subsidiary, or

(b)    any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guarantee” is defined in Section 1.

“Guaranteed Obligations” is defined in Section 14.1.

“Guarantor” is defined in the first paragraph of this Agreement..

“Guarantor Successor” is defined in Section 10.2(b).

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)    to purchase such indebtedness or obligation or any property constituting security therefor;

(b)    to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet

Schedule B-5

condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)    to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)    otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, but not limited to, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 15.1.

“Immaterial CMN Subsidiaries” means, at any time, each of the Subsidiaries of CMN International listed on Schedule 5.4(a) unless such Subsidiary has delivered an Undertaking to Secure in accordance with Section 9.7 which is then in effect.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(a)    its liabilities for borrowed money;

(b)    its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c)    all liabilities appearing on its balance sheet in accordance with U.S. GAAP in respect of Capital Leases;

(d)    all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e)    Financial Contract Obligations of such Person;

Schedule B-6

(f)    all liabilities of such Person with respect to vendor-take-back financing arrangements; and

(g)    any Guaranty of such Person with respect to liabilities of another Person of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under U.S. GAAP.

“Indemnifiable Taxes” is defined in Section 13(a).

“INHAM Exemption” is defined in Section 6.2(e).

“Institutional Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

“Intercreditor Agreement” is defined in Section 4.15.

“Interest Coverage Ratio” means, at any time, the ratio of EBITDA for the four consecutive fiscal quarters of the Company ended at such time to Net Interest Expense for such period.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Make-Whole Amount” is defined in Section 8.9.

“Material” means material in relation to the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or the Guarantor to perform its obligations under this Agreement, the Notes or any other Financing Document to which the Company is a party (in the case of the Company) or this Agreement, the Guarantees or any other Financing Document to which the Guarantor is a party (in the case of the Guarantor), or (c) the validity or enforceability of this Agreement, the Notes, the Guarantees or any other Financing Documents.

Schedule B-7

“Memorandum” is defined in Section 5.3.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“NAIC Annual Statement” is defined in Section 6.2(a).

“Net Interest Expense” means, with respect to any period, the total interest expense of the Company and its Subsidiaries as shown on the consolidated income statement of the Company for such period determined in accordance with U.S. GAAP less the amount of interest income reflected on such income statement.

“Net Proceeds” means, with respect to any Disposition of any property by any Person, an amount equal to

(a)    the aggregate amount of the consideration (valued at the fair market value of such consideration at the time of the consummation of such Disposition) received by such Person in respect of such Disposition: minus

(b)    all reasonable out-of-pocket costs, fees commissions and other expenses incurred by such Person in connection with such Disposition and income taxes paid or reasonably estimated to be payable in connection therewith.

“Non Wholly-Owned Subsidiary” means, at any time, any Subsidiary of the Company which is not a Wholly-Owned Subsidiary.

“Normalizing Adjustments” is defined in the definition of “Total Debt/EBITDA Ratio”.

“Note Agreements” means, collectively, the 2001 Note Agreement and the 2003 Note Agreement.

“Notes” is defined in Section 1.

“Obligors” is defined in the first paragraph of this Agreement.

“Obligor Successor” is defined in Section 10.2(a).

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company or, in the case of the Guarantor, of the General Partner, in each case, whose responsibilities extend to the subject matter of such certificate.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Liens” is defined in Section 10.3.

Schedule B-8

“Permitted Loans” means advances and accounts between one or more of the Company and any of its Subsidiaries, which shall be on commercially reasonable terms, provided that any such advance or account is secured by means of a security agreement in form and substance satisfactory to the Collateral Agent, is assigned to the Collateral Agent and forms part of the Collateral.

“Permitted Senior Secured Indebtedness” means any senior secured Indebtedness of any Obligor or any Subsidiary Guarantor, whether now existing or hereafter issued or incurred at any time and from time to time while the Notes are outstanding, which is permitted pursuant to the terms of this Agreement and which is secured on a pari passu basis with, or is subordinate to (upon terms acceptable to the holders of the Notes), the Liens on the Collateral granted in favor of the Collateral Agent under the Security Documents. For the avoidance of doubt, Permitted Senior Secured Indebtedness shall not include Indebtedness of any Obligor or any Subsidiary Guarantor which is preferred as a result of being secured by assets other than the Collateral (but then only to the extent of such security).

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA), section 412 of the Code or Title IV of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by either Obligor or any ERISA Affiliate or with respect to which either Obligor or any ERISA Affiliate may have any liability.

“Priority Debt” means, at any time, the sum (without duplication) of (i) the aggregate unpaid principal amount of Indebtedness of the Company and each Subsidiary secured by Liens (other than Liens permitted by Section 10.3(a) through (n) of this Agreement) plus (ii) without duplication, the aggregate unpaid principal amount of Indebtedness of all Subsidiaries (other than Indebtedness permitted by subsections (a) through (d) of Section 10.7).

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“PTE” means a Prohibited Transaction Exemption issued by the Department of Labor.

“Purchaser” is defined in the first paragraph of this Agreement.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Ratable Portion of the Net Proceeds” means, in respect of any Note and an offered prepayment thereof in connection with a Disposition, as contemplated by Section 8.4(b), an amount equal to the product of (i) the Net Proceeds attributable to such Disposition multiplied by

Schedule B-9

(ii) a fraction, the numerator of which is the outstanding principal amount of such Note and the denominator of which is the aggregate principal amount of all Indebtedness of the Company and its Subsidiaries, determined on a consolidated basis, ranking pari passu with such Note (including, without limitation, Indebtedness evidenced by the other Notes, the 2001 Notes and the 2003 Notes and Indebtedness of the Company and its Subsidiaries under, or in respect of, the Credit Agreement).

“Required Holders” means, at any time, the holders of a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by either Obligor or any of their respective Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company or, in the case of the Guarantor, of the General Partner, in each case, with responsibility for the administration of the relevant portion of this Agreement.

“Secondary Disposition Prepayment Offer” is defined in Section 8.4(b).

“Secured Parties” means the 2001 Noteholders, the 2003 Noteholders, the holders from time to time of the Notes and the Collateral Agent, as agent for the 2001 Noteholders, the 2003 Noteholders and the holders from time to time of the Notes.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Security Documents” means, (a) each of the Security Documents listed in Schedule 5.21, or any Schedule thereto (as such Security Document may be amended, restated, reaffirmed or otherwise modified from time to time), (b) each of the other documents, instruments and agreements listed in Schedule 5.21, or any Schedule thereto, (c) each Undertaking to Secure, and (d) the applicable Direct Security delivered or required to be delivered after the date of the Closing.

“Senior Financial Officer” means the Secretary or Treasurer of the General Partner or the Senior Vice-President and Chief Financial Officer of the Company, or any other person holding an equivalent position from time to time.

“Shareholders Agreements” means all agreements that create in favor of the Company or any Subsidiary call option rights with respect to any minority interest in any Subsidiary.

“Source” is defined in Section 6.2.

“Subsidiary” means, as to any Person, any corporation, association or other business entity in which such first Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior

Schedule B-10

approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantees” means (a) that certain Subsidiary Guarantee of even date herewith executed by each U.S. Subsidiary Guarantor, (b) that certain Subsidiary Guarantee of even date herewith executed by each Canadian Subsidiary Guarantor, and (c) any other guarantee of a Subsidiary Guarantor of the obligations of the Company under this Agreement and the Notes, each substantially in the form of Exhibit 4.11(a)-1 or Exhibit 4.11(a)-2, as the case may be, and as may be amended, restated or otherwise modified from time to time.

“Subsidiary Guarantor” means (a) as of the date of Closing, all Wholly-Owned Subsidiaries identified as such on Schedule 5.4(a), and (b) thereafter, the Persons referred to in clause (a) and each other Person which from time to time (i) executes and delivers a counterpart of the applicable Subsidiary Guarantee (or otherwise becomes bound by a Subsidiary Guarantee) and the other applicable Direct Security and (ii) delivers an opinion of internationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, covering the execution and enforceability of such Subsidiary Guarantee and such other matters incident thereto in relation to such Subsidiary Guarantee and such Subsidiary Guarantor as are covered in the opinion required to be delivered on the date of Closing under Section 4.4(a) of this Agreement.

“SVO” means the Securities Valuation Office of the NAIC (or any successor organization acceding to the authority thereof).

“Tax” is defined in Section 5.9(b).

“Tax Event” means any amendment to, or change in, after the date of the Closing, the laws, regulations or published tax rulings (including tax treaties and regulations with respect to such treaties) of any Applicable Taxing Authority, or any amendment to or change after the date of the Closing in the official administration, interpretation or application of such laws, regulations, or rulings.

“Total Debt” at any time means all Indebtedness of the Company and its Subsidiaries at such time determined on a consolidated basis in accordance with U.S. GAAP after deduction of cash-on-hand, plus the Cash Amount at such time.

“Total Debt/EBITDA Ratio” at any time means the ratio of (x) Total Debt as at the end of the fiscal quarter most recently ended to (y) EBITDA for the period of the four consecutive fiscal quarters of the Company most recently ended, so as to include all Persons which became Subsidiaries during the relevant period, with EBITDA from the acquisition of such Persons to be included in the calculations by using the trailing 12 month EBITDA for such Persons, and so as to exclude the EBITDA of any former Subsidiary that ceased being a Subsidiary at any time during the previous four fiscal quarters. In addition, for purposes of this definition, EBITDA shall include a full year impact of the cost savings in respect of any Subsidiary which has become a Subsidiary during the period, if such savings are readily identifiable and can be immediately implemented (such as the elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the

Schedule B-11

Company, become unnecessary or otherwise performed more cost-effectively) (such cost savings being collectively “Normalizing Adjustments”).

“2001 Notes” means, collectively, those certain 8.06% Guaranteed Senior Secured Notes due 2011 in the original aggregate principal amount of U.S.$100,000,000 issued pursuant to the 2001 Note Agreement.

“2001 Note Agreement” means that certain Note and Guarantee Agreement dated as of June 21, 2001, by and among the Company, the Guarantor and the purchasers listed on Schedule A thereto, as amended by the Omnibus Amendment Agreement dated as of September 29, 2003 and that certain letter agreement dated as of November 30, 2004 and as may be further amended, restated or modified and as in effect from time to time.

“2001 Noteholders” means, collectively the holders from time to time of the 2001 Notes.

“2003 Notes” means, collectively, those certain 6.40% Guaranteed Senior Secured Notes due 2015 in the original aggregate principal amount of U.S.$50,000,000 issued pursuant to the 2003 Note Agreement

“2003 Note Agreement” means that certain Note and Guarantee Agreement dated as of September 29, 2003, by and among the Guarantor, the Company and the purchasers listed on Schedule A thereto, as amended by that certain letter agreement dated as of November 30, 2004 and as may be further amended, restated or modified and as in effect from time to time.

“2003 Noteholders” means, collectively the holders from time to time of the 2003 Notes.

“Undertaking Subsidiary” means (a) as of the Closing Date, all Non Wholly-Owned Subsidiaries identified as such on Schedule 5.4(a) other than Immaterial CMN Subsidiaries, and (b) thereafter, the Persons referred to in clause (a) (except to the extent any thereof has become a Subsidiary Guarantor) and each other Person which from time to time executes and delivers an Undertaking to Secure or otherwise becomes bound by an Undertaking to Secure pursuant to Section 9.7 or otherwise.

“Undertaking to Secure” means an Undertaking to Secure to be provided by each Undertaking Subsidiary, substantially in the form of Exhibit 4.11(b).

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 of the United States of America.

“U.S. Dollar” or “U.S.$” means lawful money of the United States of America.

“U.S. GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“U.S. Subsidiary Guarantor” means each Subsidiary Guarantor organized under the laws of the United States of America or any state thereof (including the District of Columbia).

Schedule B-12

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-Owned Subsidiaries at such time.

Schedule B-13

SCHEDULE 4.9

CHANGES IN CORPORATE STRUCTURE

None.

Schedule 4.9-1

SCHEDULE 4.12

FILINGS AND RECORDINGS

Schedule 4.12-1

SCHEDULE 5.3

DISCLOSURE MATERIALS

None.

Schedule 5.3-1

SCHEDULE 5.4(a)

SUBSIDIARIES AND OWNERSHIP OF SUBSIDIARY STOCK

Schedule 5.4(a)-1

SCHEDULE 5.4(b)

GUARANTOR ORGANIZATIONAL CHART

Schedule 5.4(b)-1

SCHEDULE 5.4(d)

RESTRICTIVE AGREEMENTS

Schedule 5.4(d)-1

SCHEDULE 5.5

FINANCIAL STATEMENTS

1.	Form 40-F of FirstService Corporation for fiscal year 2004 filed with the U.S. Securities and Exchange Commission

2.	Interrim Financial Statements of FirstService Corporation dated as of December 31, 2004

3.	Form 10-K of FirstService Corporation for fiscal year 2003 filed with the U.S. Securities and Exchange Commission

4.	Form 10-K of FirstService Corporation for fiscal year 2002 filed with the U.S. Securities and Exchange Commission

Schedule 5.5-1

SCHEDULE 5.8

CERTAIN LITIGATION

None.

Schedule 5.8-1

SCHEDULE 5.11

PATENTS, ETC.

None.

Schedule 5.13-1

SCHEDULE 5.14

USE OF PROCEEDS

US$59,000,000 of the proceeds from the sale of the Notes will be used to repay amounts outstanding under the Company's revolving credit facility and the balance for general corporate purposes.

Schedule 5.14-1

SCHEDULE 5.15

EXISTING INDEBTEDNESS / LIENS

Schedule 5.15-1

SCHEDULE 5.21

SECURITY DOCUMENTS

“Security Documents” shall mean all security granted by the Company, the Guarantor, the Subsidiary Guarantors and certain other Subsidiaries of the Company to the Noteholder Collateral Agent or held by the Collateral Agent for the benefit of the holders of the Notes, the 2001 Noteholders and the 2003 Noteholders as security for the Note Obligations (as defined in the Intercreditor Agreement), including, without limitation:

Schedule 5.21-1

SCHEDULE 5.21 -1

Assignment Agreements (Call Option Rights)

Schedule 5.21-1-1

SCHEDULE 5.21 -2

Minority Shareholder’s Acknowledgment Agreements

Schedule 5.21-2-1

EXHIBIT 1

[FORM OF NOTE]

FIRSTSERVICE CORPORATION

5.44% GUARANTEED SENIOR SECURED NOTE DUE APRIL 1, 2015

No. R-[__]	[Date]
U.S.$[_______]	PPN: 33761N A* 0

FOR VALUE RECEIVED, the undersigned, FIRSTSERVICE CORPORATION (herein called the “Company”), a company incorporated under the laws of Ontario, Canada, hereby promises to pay to [______________________], or registered assigns, the principal sum of [_________________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on April 1, 2015, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.44% per annum from the date hereof, payable semiannually, on the 1st day of October and April in each year, commencing with the October 1 or April 1 next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note and Guarantee Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.44% or (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate. For purposes of any legislation respecting statement of interest rates, the yearly rate for a 365- or 366-day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360-day year of twelve 30-day months” (the “360-Day Rate”) is the 360-Day Rate multiplied by the actual number of days in the year divided by 360; and the use of the term “360-day year of twelve 30-day months” is for matters of calculation of the quarterly interest payments and does not alter the yearly rate described above. The foregoing sentence is for disclosure purposes only and shall not otherwise affect the terms of this Note as set forth herein. To the extent the Interest Act (Canada) is deemed applicable to this Note, all interest which accrues under this Note shall be calculated using the nominal rate method and not the effective rate method and the deemed reinvestment principle shall not apply to such calculations.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note and Guarantee Agreement referred to below.

This Note is one of a series of 5.44% Guaranteed Senior Secured Notes due April 1, 2015 (herein called the “Notes”) issued pursuant to the Note and Guarantee Agreement dated as of April 1, 2005 (as from time to time amended, the “Note and Guarantee Agreement”), among

Exhibit 1-1

the Company, FirstService Delaware, LP (the “Guarantor”) and the Purchasers named therein and is entitled to the benefits thereof. Unless otherwise indicated, capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Note and Guarantee Agreement. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 22 of the Note and Guarantee Agreement and to have made the representation set forth in Section 6.2 of the Note and Guarantee Agreement.

Payment of the principal of, and Make-Whole Amount, if any, and interest on this Note, and any other amounts which may become owing under the Note and Guarantee Agreement or this Note, has been guaranteed by the Guarantor in accordance with the terms of the Note and Guarantee Agreement and by the Subsidiary Guarantors in accordance with the terms of the Subsidiary Guarantees.

This Note is secured by, and entitled to the benefits of, the Security Documents and reference is made to the Security Documents for the terms and conditions governing the collateral security for the obligations of the Company hereunder. The rights and remedies of the Collateral Agent and the holders of the Notes under the Note and Guarantee Agreement, the Notes and the other Financing Documents shall be subject to the terms and provisions of the Intercreditor Agreement for so long as the same remains in effect.

This Note is a registered Note and, as provided in the Note and Guarantee Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note and Guarantee Agreement. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note and Guarantee Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note and Guarantee Agreement.

THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

Exhibit 1-2

FIRSTSERVICE CORPORATION

By

Name:	John B. Friedrichsen
Title:	Senior Vice President
and Chief Financial Officer

Exhibit 1-3

EXHIBIT 1-A

[FORM OF GUARANTEE ENDORSEMENT]

FOR VALUE RECEIVED, the undersigned hereby unconditionally and irrevocably guarantees to the holder of the foregoing Note the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on said Note, and any other amounts which may become owing thereunder or under the Note and Guarantee Agreement referred to in said Note, as more fully provided in said Note and Guarantee Agreement.

FIRSTSERVICE DELAWARE, LP
By:	FirstService Corporation, its General Partner

By

Name:	John B. Friedrichsen
Title:	Senior Vice President
and Chief Financial Officer

Exhibit 1-A-1

EXHIBIT 4.4(a)(i)

[MATTERS TO BE COVERED IN OPINION OF
U.S. COUNSEL FOR THE OBLIGORS]

Exhibit 4.4(a)(i)-1

EXHIBIT 4.4(a)(ii)

[MATTERS TO BE COVERED IN OPINION OF
CANADIAN COUNSEL FOR THE OBLIGORS]

Exhibit 4.4(a)(ii)-1

EXHIBIT 4.4(a)(iii)

[MATTERS TO BE COVERED IN OPINIONS OF
LOCAL COUNSEL FOR THE OBLIGORS]

Exhibit 4.4(a)(iii)-1

EXHIBIT 4.4(b)

[FORM OF OPINION OF SPECIAL U.S. COUNSEL FOR THE PURCHASERS]

Exhibit 4.4(b)-1

EXHIBIT 4.4(c)

[FORM OF OPINION OF SPECIAL CANADIAN COUNSEL FOR THE PURCHASERS]

Exhibit 4.4(c)-1

EXHIBIT 4.11(a)

[FORM OF SUBSIDIARY GUARANTEE]

Exhibit 4.11(a)-1

EXHIBIT 4.11(b)

[FORM OF UNDERTAKING TO SECURE]

Exhibit 4.11(b)-1